
FOSTER'S
GROUP




10016345

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"Ceasing to be a Substantial Holder – Deutsche Bank AG"

Released: 16 September 2010

SUPPL

Pages: 14
(including this page)

FILE NO: 082-01711

Fosters Brewing

If you would prefer to receive this notification by email please reply to
jane.jamieson@fostersgroup.com or
Ph: +61 3 8626 2105

dlw 9/21

FACSIMILE

Deutsche Bank 

Deutsche Bank AG
ABN 13 064 165 162
Deutsche Bank Place
Level 16, corner of Hunter & Phillip Streets
Sydney NSW 2000 Australia
GPO Box 7033 Sydney NSW 2001

Tel: 61 2 8258 1234
Fax: 61 2 8258 2223
Direct 61 2 8258 2058

To	Company Secretary **Foster's Group Limited** (03) 8626 2002
cc	Company Announcements Office Australian Stock Exchange (via ASX Online or fax 1900 999 279)
From	Anna Ko
Date	16 September 2010
Subject	Substantial Shareholder Notice
Total Pages	13 (including this page)

If you do not receive all the pages, please telephone immediately.

Please find attached a copy of the Substantial Holding Notice we have lodged today with the ASX.

The originals were posted to you today.

Kind Regards

Anna Ko
Compliance Central Services
Deutsche Bank AG
Australia & New Zealand

Form 605
Corporations Act
Section 671B

Notice of ceasing to be a substantial holder

To: **Foster's Group Limited**
77 Southbank Boulevard
Southbank VIC 3006

ABN 49 007 620 886

To: **ASX Limited**

1. Details of substantial holder

Name and ABN (if applicable) Deutsche Bank AG (ABN 13 064 165 162) and its related bodies corporate (together, the "Deutsche Bank Group")

The holder ceased to be a substantial holder as at close of business on 8 September 2010.

The previous notice was given to the company on 18 August 2010.
The previous notice was dated 18 August 2010.

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
Refer to schedule 1.	Refer to schedule 1.	Refer to schedule 1.	Refer to schedule 1.	Refer to schedule 1.	See previous column.

3. Changes in association

Not applicable.

4. Addresses

Name	Address
Deutsche Bank AG	C/- Level 16, Corner of Hunter & Phillip Street, Sydney, New South Wales 2000



Signature

Name Fonnie Mak Date 16 September 2010

Schedule 1 to Form 605

Group Name	ASX	Stock	Trade Date	Trans Type	Trans Number	Consideration
DEUTSCHE SECURITIES	FGL	ORD	17/08/2010	B	785	-4,490.20
DEUTSCHE SECURITIES	FGL	ORD	17/08/2010	B	22,702	-130,082.46
DEUTSCHE SECURITIES	FGL	ORD	17/08/2010	B	138,437	-795,839.57
DEUTSCHE SECURITIES	FGL	ORD	17/08/2010	S	-60,517	347,780.94
DEUTSCHE SECURITIES	FGL	ORD	17/08/2010	S	-169,818	976,960.92
DEUTSCHE SECURITIES	FGL	ORD	17/08/2010	B	37,080	-213,210.00
DEUTSCHE SECURITIES	FGL	ORD	17/08/2010	B	63,192	-362,722.08
DEUTSCHE SECURITIES	FGL	ORD	17/08/2010	S	-203	1,165.22
DEUTSCHE SECURITIES	FGL	ORD	17/08/2010	B	6,751	-38,750.74
DEUTSCHE SECURITIES	FGL	ORD	17/08/2010	B	315	-1,808 10
DEUTSCHE SECURITIES	FGL	ORD	17/08/2010	B	204,342	-1,171,063.57
DEUTSCHE SECURITIES	FGL	ORD	17/08/2010	S	-85,162	488,829.88
DEUTSCHE SECURITIES	FGL	ORD	17/08/2010	S	-315	1,808.10
DEUTSCHE SECURITIES	FGL	ORD	17/08/2010	B	32,895	-188,817.30
DEUTSCHE SECURITIES	FGL	ORD	17/08/2010	B	100,000	-576,230.00
DEUTSCHE SECURITIES	FGL	ORD	17/08/2010	S	-150,734	866,208 00
DEUTSCHE SECURITIES	FGL	ORD	17/08/2010	B	6,254	-35,985.52
DEUTSCHE SECURITIES	FGL	ORD	17/08/2010	S	-57,515	329,917.54
DEUTSCHE SECURITIES	FGL	ORD	17/08/2010	B	10,602	-60,763.02
DEUTSCHE SECURITIES	FGL	ORD	17/08/2010	B	36,810	-211,087.52
DEUTSCHE SECURITIES	FGL	ORD	17/08/2010	S	-37,080	212,839.20
DEUTSCHE SECURITIES	FGL	ORD	17/08/2010	B	27,276	-156,609.27
DEUTSCHE SECURITIES	FGL	ORD	17/08/2010	B	177,242	-1,018,546.54
DEUTSCHE SECURITIES	FGL	ORD	17/08/2010	S	-1	5.72
DEUTSCHE SECURITIES	FGL	ORD	17/08/2010	B	108	-617.76
DEUTSCHE SECURITIES	FGL	ORD	17/08/2010	S	-786	4,495.92
DEUTSCHE SECURITIES	FGL	ORD	17/08/2010	B	678	-3,878.16
DEUTSCHE SECURITIES	FGL	ORD	17/08/2010	S	-784	4,484.48
DEUTSCHE SECURITIES	FGL	ORD	17/08/2010	S	-177,244	1,017,059.52
DEUTSCHE SECURITIES	FGL	ORD	17/08/2010	S	-16,822	96,561.64
DEUTSCHE SECURITIES	FGL	ORD	17/08/2010	B	67,723	-389,298.33
DEUTSCHE SECURITIES	FGL	ORD	17/08/2010	S	-36,810	211,507.66
DEUTSCHE SECURITIES	FGL	ORD	17/08/2010	B	38,351	-220,031.58
DEUTSCHE SECURITIES	FGL	ORD	17/08/2010	B	120,801	-693,370.88
DEUTSCHE SECURITIES	FGL	ORD	17/08/2010	B	238	-1,366.75
DEUTSCHE SECURITIES	FGL	ORD	17/08/2010	S	-231	1,328.25
DEUTSCHE SECURITIES	FGL	ORD	17/08/2010	S	-120,801	693,158.37
DEUTSCHE SECURITIES	FGL	ORD	17/08/2010	B	8,872	-50,934.15
DEUTSCHE SECURITIES	FGL	ORD	17/08/2010	S	-1,296,282	7,442,323.13
DEUTSCHE SECURITIES	FGL	ORD	17/08/2010	B	1,300,000	-7,480,000.00
DEUTSCHE SECURITIES	FGL	ORD	17/08/2010	B	603	-3,463.41
DEUTSCHE SECURITIES	FGL	ORD	18/08/2010	S	-413,265	2,373,504.87
DEUTSCHE SECURITIES	FGL	ORD	18/08/2010	S	-63,192	364,738.45
DEUTSCHE SECURITIES	FGL	ORD	18/08/2010	S	-109,698	632,818.46
DEUTSCHE SECURITIES	FGL	ORD	18/08/2010	S	-31,325	180,432.00
DEUTSCHE SECURITIES	FGL	ORD	18/08/2010	S	-1,631	9,380 64
DEUTSCHE SECURITIES	FGL	ORD	18/08/2010	S	-69,158	399,015.86
DEUTSCHE SECURITIES	FGL	ORD	18/08/2010	S	-22,000	127,100.01
DEUTSCHE SECURITIES	FGL	ORD	18/08/2010	S	-631	3,636.44
DEUTSCHE SECURITIES	FGL	ORD	18/08/2010	B	11,698	-67,614.44
DEUTSCHE SECURITIES	FGL	ORD	18/08/2010	B	100,000	-578,660.00
DEUTSCHE SECURITIES	FGL	ORD	18/08/2010	B	457	-2,636.89
DEUTSCHE SECURITIES	FGL	ORD	18/08/2010	B	6,000	-34,800 00
DEUTSCHE SECURITIES	FGL	ORD	18/08/2010	B	34,112	-196,624.98
DEUTSCHE SECURITIES	FGL	ORD	18/08/2010	S	-8,696	50,146.35
DEUTSCHE SECURITIES	FGL	ORD	18/08/2010	B	44,835	-258,697.95
DEUTSCHE SECURITIES	FGL	ORD	18/08/2010	S	-715	4,125.55
DEUTSCHE SECURITIES	FGL	ORD	18/08/2010	B	3,657	-21,100.89
DEUTSCHE SECURITIES	FGL	ORD	18/08/2010	B	715	-4,125.55
DEUTSCHE SECURITIES	FGL	ORD	18/08/2010	S	-535	3,086.95
DEUTSCHE SECURITIES	FGL	ORD	18/08/2010	B	313,537	-1,809,108.49
DEUTSCHE SECURITIES	FGL	ORD	18/08/2010	S	-58,962	340,313.13
DEUTSCHE SECURITIES	FGL	ORD	18/08/2010	B	799	-4,586.26
DEUTSCHE SECURITIES	FGL	ORD	18/08/2010	B	31,325	-180,539.70
DEUTSCHE SECURITIES	FGL	ORD	18/08/2010	B	8	-45.92
DEUTSCHE SECURITIES	FGL	ORD	18/08/2010	B	58,962	-340,309.18
DEUTSCHE SECURITIES	FGL	ORD	18/08/2010	B	42	-241.08
DEUTSCHE SECURITIES	FGL	ORD	18/08/2010	B	47	-269.78
DEUTSCHE SECURITIES	FGL	ORD	18/08/2010	B	1,554	-8,920.52
DEUTSCHE SECURITIES	FGL	ORD	18/08/2010	S	-59	338.66
DEUTSCHE SECURITIES	FGL	ORD	18/08/2010	S	-64	367.36
DEUTSCHE SECURITIES	FGL	ORD	18/08/2010	B	244	-1,400.56
DEUTSCHE SECURITIES	FGL	ORD	18/08/2010	B	413	-2,370.62
DEUTSCHE SECURITIES	FGL	ORD	18/08/2010	S	-1,553	8,914.22

Note: Some transactions may not be available at time of filing.

Schedule 1 to Form 605

Group Name	ASX	Stock	Trade Date	Trans Type	Trans Number	Consideration
DEUTSCHE SECURITIES	FGL	ORD	18/08/2010	B	6,866	-39,648.87
DEUTSCHE SECURITIES	FGL	ORD	18/08/2010	B	32,357	-186,724.23
DEUTSCHE SECURITIES	FGL	ORD	18/08/2010	S	-344,226	1,986,886.89
DEUTSCHE SECURITIES	FGL	ORD	18/08/2010	S	-3,718	21,415.68
DEUTSCHE SECURITIES	FGL	ORD	18/08/2010	S	-23,897	137,828.34
DEUTSCHE SECURITIES	FGL	ORD	18/08/2010	B	106,041	-612,164.34
DEUTSCHE SECURITIES	FGL	ORD	18/08/2010	B	24,326	-140,378.29
DEUTSCHE SECURITIES	FGL	ORD	18/08/2010	B	69,158	-399,136.85
DEUTSCHE SECURITIES	FGL	ORD	18/08/2010	B	344,226	-1,986,721.51
DEUTSCHE SECURITIES	FGL	ORD	18/08/2010	S	-29,933	172,670.90
DEUTSCHE SECURITIES	FGL	ORD	19/08/2010	B	764,696	-4,415,889.99
DEUTSCHE SECURITIES	FGL	ORD	19/08/2010	B	146,294	-847,346.50
DEUTSCHE SECURITIES	FGL	ORD	19/08/2010	B	104	-600.60
DEUTSCHE SECURITIES	FGL	ORD	19/08/2010	S	-333,730	1,929,711 94
DEUTSCHE SECURITIES	FGL	ORD	19/08/2010	B	333,730	-1,928,692.43
DEUTSCHE SECURITIES	FGL	ORD	19/08/2010	S	-17,967	104,100.70
DEUTSCHE SECURITIES	FGL	ORD	19/08/2010	B	122,993	-711,251.42
DEUTSCHE SECURITIES	FGL	ORD	19/08/2010	S	-101,417	587,770.24
DEUTSCHE SECURITIES	FGL	ORD	19/08/2010	B	160	-928.00
DEUTSCHE SECURITIES	FGL	ORD	19/08/2010	B	4,137	-23,911.86
DEUTSCHE SECURITIES	FGL	ORD	19/08/2010	B	11,075	-64,013.50
DEUTSCHE SECURITIES	FGL	ORD	19/08/2010	B	37,985	-220,313.00
DEUTSCHE SECURITIES	FGL	ORD	19/08/2010	S	-160	928.00
DEUTSCHE SECURITIES	FGL	ORD	19/08/2010	S	-76,566	442,237.56
DEUTSCHE SECURITIES	FGL	ORD	19/08/2010	B	4,442	-25,679.65
DEUTSCHE SECURITIES	FGL	ORD	19/08/2010	S	-75,000	434,341 05
DEUTSCHE SECURITIES	FGL	ORD	19/08/2010	S	-50,000	289,000.00
DEUTSCHE SECURITIES	FGL	ORD	19/08/2010	B	344	-1,984.88
DEUTSCHE SECURITIES	FGL	ORD	19/08/2010	S	-37,985	219,173.45
DEUTSCHE SECURITIES	FGL	ORD	19/08/2010	B	412	-2,379.30
DEUTSCHE SECURITIES	FGL	ORD	19/08/2010	S	-122,993	710,806 61
DEUTSCHE SECURITIES	FGL	ORD	19/08/2010	B	3	-17.31
DEUTSCHE SECURITIES	FGL	ORD	19/08/2010	S	-265	1,529.05
DEUTSCHE SECURITIES	FGL	ORD	19/08/2010	B	265	-1,531.63
DEUTSCHE SECURITIES	FGL	ORD	19/08/2010	S	-4	23.08
DEUTSCHE SECURITIES	FGL	ORD	19/08/2010	B	26	-150 02
DEUTSCHE SECURITIES	FGL	ORD	19/08/2010	B	50	-288.50
DEUTSCHE SECURITIES	FGL	ORD	19/08/2010	B	171	-986.67
DEUTSCHE SECURITIES	FGL	ORD	19/08/2010	B	15	-86.55
DEUTSCHE SECURITIES	FGL	ORD	19/08/2010	S	-282,442	1,636,101.77
DEUTSCHE SECURITIES	FGL	ORD	19/08/2010	S	-146,294	845,571.41
DEUTSCHE SECURITIES	FGL	ORD	19/08/2010	S	-14,679	84,841.68
DEUTSCHE SECURITIES	FGL	ORD	19/08/2010	S	-918	5,308.90
DEUTSCHE SECURITIES	FGL	ORD	19/08/2010	B	47,632	-275,126 03
DEUTSCHE SECURITIES	FGL	ORD	19/08/2010	B	35,900	-207,244.00
DEUTSCHE SECURITIES	FGL	ORD	19/08/2010	B	7,200	-41,538.00
DEUTSCHE SECURITIES	FGL	ORD	19/08/2010	S	-47,632	276,001 31
DEUTSCHE SECURITIES	FGL	ORD	19/08/2010	S	-91,950	530,551.50
DEUTSCHE SECURITIES	FGL	ORD	20/08/2010	S	-8	46.56
DEUTSCHE SECURITIES	FGL	ORD	20/08/2010	S	-45,875	266,992.50
DEUTSCHE SECURITIES	FGL	ORD	20/08/2010	B	358	-2,083 56
DEUTSCHE SECURITIES	FGL	ORD	20/08/2010	B	2,002	-11,637.71
DEUTSCHE SECURITIES	FGL	ORD	20/08/2010	B	65,933	-383,791.50
DEUTSCHE SECURITIES	FGL	ORD	20/08/2010	B	7,507	-43,569.24
DEUTSCHE SECURITIES	FGL	ORD	20/08/2010	S	-13,076	76,102.32
DEUTSCHE SECURITIES	FGL	ORD	20/08/2010	B	6,270	-36,679.50
DEUTSCHE SECURITIES	FGL	ORD	20/08/2010	S	-1,709	9,946.38
DEUTSCHE SECURITIES	FGL	ORD	20/08/2010	S	-55,260	321,153.82
DEUTSCHE SECURITIES	FGL	ORD	20/08/2010	S	-62,491	363,697.62
DEUTSCHE SECURITIES	FGL	ORD	20/08/2010	S	-6,254	36,142.49
DEUTSCHE SECURITIES	FGL	ORD	20/08/2010	B	4,076	-23,640.80
DEUTSCHE SECURITIES	FGL	ORD	20/08/2010	B	7,711	-44,723.80
DEUTSCHE SECURITIES	FGL	ORD	20/08/2010	B	4,972	-28,937.04
DEUTSCHE SECURITIES	FGL	ORD	20/08/2010	S	-237,208	1,378,160.26
DEUTSCHE SECURITIES	FGL	ORD	20/08/2010	S	-441,441	2,569,186.62
DEUTSCHE SECURITIES	FGL	ORD	20/08/2010	B	8	-46.56
DEUTSCHE SECURITIES	FGL	ORD	20/08/2010	B	2,396,250	-13,898,250.00
DEUTSCHE SECURITIES	FGL	ORD	20/08/2010	B	8,912	-51,553.25
DEUTSCHE SECURITIES	FGL	ORD	20/08/2010	B	56,582	-328,741.42
DEUTSCHE SECURITIES	FGL	ORD	20/08/2010	S	-9,208	53,866.80
DEUTSCHE SECURITIES	FGL	ORD	20/08/2010	B	218,471	-1,271,323.01
DEUTSCHE SECURITIES	FGL	ORD	20/08/2010	B	63,126	-367,039.98
DEUTSCHE SECURITIES	FGL	ORD	20/08/2010	S	-68,908	398,906 86
DEUTSCHE SECURITIES	FGL	ORD	20/08/2010	S	-223,443	1,295,755.57

Note: Some transactions may not be available at time of filing.

Schedule 1 to Form 605

Group Name	ASX	Stock	Trade Date	Trans Type	Trans Number	Consideration
DEUTSCHE SECURITIES	FGL	ORD	20/08/2010	B	340	-1,970 18
DEUTSCHE SECURITIES	FGL	ORD	20/08/2010	S	-63,126	366,555.22
DEUTSCHE SECURITIES	FGL	ORD	20/08/2010	S	-65,933	383,010.43
DEUTSCHE SECURITIES	FGL	ORD	20/08/2010	B	275,598	-1,598,468.40
DEUTSCHE SECURITIES	FGL	ORD	20/08/2010	S	-7,711	44,646.69
DEUTSCHE SECURITIES	FGL	ORD	20/08/2010	S	-5,438	31,512.56
DEUTSCHE SECURITIES	FGL	ORD	20/08/2010	B	104,663	-606,951.85
DEUTSCHE SECURITIES	FGL	ORD	20/08/2010	S	-13,358	77,374.82
DEUTSCHE SECURITIES	FGL	ORD	20/08/2010	S	-79,088	457,941.74
DEUTSCHE SECURITIES	FGL	ORD	20/08/2010	S	-35,000	203,000.00
DEUTSCHE SECURITIES	FGL	ORD	20/08/2010	B	1,750	-10,150.00
DEUTSCHE SECURITIES	FGL	ORD	20/08/2010	B	9,900	-57,403.00
DEUTSCHE SECURITIES	FGL	ORD	20/08/2010	S	-93,300	541,205.31
DEUTSCHE SECURITIES	FGL	ORD	20/08/2010	B	289,036	-1,679,462.95
DEUTSCHE SECURITIES	FGL	ORD	20/08/2010	S	-289,036	1,675,637.11
DEUTSCHE SECURITIES	FGL	ORD	20/08/2010	S	-38,392	222,596.07
DEUTSCHE SECURITIES	FGL	ORD	20/08/2010	B	38,392	-222,425.64
DEUTSCHE SECURITIES	FGL	ORD	20/08/2010	B	135,000	-784,350.00
DEUTSCHE SECURITIES	FGL	ORD	23/08/2010	B	62,491	-388,693 98
DEUTSCHE SECURITIES	FGL	ORD	23/08/2010	S	-40,000	247,200.00
DEUTSCHE SECURITIES	FGL	ORD	23/08/2010	B	1,834,032	-11,309,098.41
DEUTSCHE SECURITIES	FGL	ORD	23/08/2010	B	61,900	-383,170.00
DEUTSCHE SECURITIES	FGL	ORD	23/08/2010	S	-151,164	923,911.46
DEUTSCHE SECURITIES	FGL	ORD	23/08/2010	S	-139,284	856,945.20
DEUTSCHE SECURITIES	FGL	ORD	23/08/2010	B	27,100	-167,182.00
DEUTSCHE SECURITIES	FGL	ORD	23/08/2010	B	135,191	-835,439.89
DEUTSCHE SECURITIES	FGL	ORD	23/08/2010	B	5,000	-31,200.00
DEUTSCHE SECURITIES	FGL	ORD	23/08/2010	B	151,164	-937,063 86
DEUTSCHE SECURITIES	FGL	ORD	23/08/2010	S	-66,746	417,829.96
DEUTSCHE SECURITIES	FGL	ORD	23/08/2010	S	-21,365	133,744.90
DEUTSCHE SECURITIES	FGL	ORD	23/08/2010	B	1,197	-7,493.22
DEUTSCHE SECURITIES	FGL	ORD	23/08/2010	B	10,832	-66,966.18
DEUTSCHE SECURITIES	FGL	ORD	23/08/2010	S	-67,472	422,219 53
DEUTSCHE SECURITIES	FGL	ORD	23/08/2010	B	1,983	-12,166.30
DEUTSCHE SECURITIES	FGL	ORD	23/08/2010	S	-31,197	195,293.22
DEUTSCHE SECURITIES	FGL	ORD	23/08/2010	S	-167	1,045.42
DEUTSCHE SECURITIES	FGL	ORD	23/08/2010	B	1,133	-7,092.58
DEUTSCHE SECURITIES	FGL	ORD	23/08/2010	B	52,729	-330,083.54
DEUTSCHE SECURITIES	FGL	ORD	23/08/2010	S	-70,000	423,269.00
DEUTSCHE SECURITIES	FGL	ORD	23/08/2010	B	224,745	-1,383,215.58
DEUTSCHE SECURITIES	FGL	ORD	23/08/2010	S	-72,040	441,662.83
DEUTSCHE SECURITIES	FGL	ORD	23/08/2010	B	5,339,491	-33,092,969 29
DEUTSCHE SECURITIES	FGL	ORD	23/08/2010	S	-5,689,594	35,280,609.29
DEUTSCHE SECURITIES	FGL	ORD	23/08/2010	B	36,000	-221,040.00
DEUTSCHE SECURITIES	FGL	ORD	23/08/2010	S	-113,826	700,454.32
DEUTSCHE SECURITIES	FGL	ORD	23/08/2010	S	-1,834,032	11,309,817.76
DEUTSCHE SECURITIES	FGL	ORD	23/08/2010	S	-40,804	252,703.65
DEUTSCHE SECURITIES	FGL	ORD	23/08/2010	B	610,613	-3,768,008.61
DEUTSCHE SECURITIES	FGL	ORD	23/08/2010	S	-4,493	27,730.17
DEUTSCHE SECURITIES	FGL	ORD	23/08/2010	B	266,303	-1,642,801.49
DEUTSCHE SECURITIES	FGL	ORD	23/08/2010	B	50,000	-305,750.00
DEUTSCHE SECURITIES	FGL	ORD	23/08/2010	B	34,444	-210,979.69
DEUTSCHE SECURITIES	FGL	ORD	23/08/2010	S	-610,613	3,771,045.56
DEUTSCHE SECURITIES	FGL	ORD	23/08/2010	S	-34,971	215,496.60
DEUTSCHE SECURITIES	FGL	ORD	23/08/2010	S	-266,303	1,640,239.75
DEUTSCHE SECURITIES	FGL	ORD	23/08/2010	S	-68,186	418,341 09
DEUTSCHE SECURITIES	FGL	ORD	23/08/2010	S	-95	573.70
DEUTSCHE SECURITIES	FGL	ORD	23/08/2010	S	-37	217.42
DEUTSCHE SECURITIES	FGL	ORD	23/08/2010	B	1,295	-7,873.60
DEUTSCHE SECURITIES	FGL	ORD	23/08/2010	B	13,076	-79,117 61
DEUTSCHE SECURITIES	FGL	ORD	23/08/2010	B	37	-215 34
DEUTSCHE SECURITIES	FGL	ORD	23/08/2010	S	-371,461	2,161,940.17
DEUTSCHE SECURITIES	FGL	ORD	23/08/2010	S	-3	17.46
DEUTSCHE SECURITIES	FGL	ORD	23/08/2010	S	-1	5.82
DEUTSCHE SECURITIES	FGL	ORD	23/08/2010	S	-273,887	1,690,021 69
DEUTSCHE SECURITIES	FGL	ORD	23/08/2010	S	-15,359	94,667.12
DEUTSCHE SECURITIES	FGL	ORD	23/08/2010	B	72,001	-445,018.76
DEUTSCHE SECURITIES	FGL	ORD	23/08/2010	S	-5,000	30,725.64
DEUTSCHE SECURITIES	FGL	ORD	23/08/2010	B	22	-128.04
DEUTSCHE SECURITIES	FGL	ORD	23/08/2010	B	10,000	-61,650.00
DEUTSCHE SECURITIES	FGL	ORD	23/08/2010	S	-5	29.10
DEUTSCHE SECURITIES	FGL	ORD	23/08/2010	S	-3	17.46
DEUTSCHE SECURITIES	FGL	ORD	23/08/2010	S	-10,665	65,921.50
DEUTSCHE SECURITIES	FGL	ORD	23/08/2010	S	-5	29.10

Note: Some transactions may not be available at time of filing.

Schedule 1 to Form 605

Group Name	ASX Stock	Trade Date	Trans Type	Trans Number	Consideration
DEUTSCHE SECURITIES	FGL ORD	23/08/2010	S	-5	29.10
DEUTSCHE SECURITIES	FGL ORD	23/08/2010	B	7	-40.74
DEUTSCHE SECURITIES	FGL ORD	24/08/2010	S	-74,316	445,720.07
DEUTSCHE SECURITIES	FGL ORD	24/08/2010	B	190,867	-1,143,545.68
DEUTSCHE SECURITIES	FGL ORD	24/08/2010	B	71,530	-428,583.33
DEUTSCHE SECURITIES	FGL ORD	24/08/2010	B	165,602	-992,436.03
DEUTSCHE SECURITIES	FGL ORD	24/08/2010	S	-2,852	17,083.48
DEUTSCHE SECURITIES	FGL ORD	24/08/2010	B	722,670	-4,342,467.33
DEUTSCHE SECURITIES	FGL ORD	24/08/2010	S	-71,530	428,757.14
DEUTSCHE SECURITIES	FGL ORD	24/08/2010	S	-353,493	2,122,011.37
DEUTSCHE SECURITIES	FGL ORD	24/08/2010	B	1,275	-7,681.61
DEUTSCHE SECURITIES	FGL ORD	24/08/2010	B	10,000	-60,500.00
DEUTSCHE SECURITIES	FGL ORD	24/08/2010	B	325,138	-2,035,363.88
DEUTSCHE SECURITIES	FGL ORD	24/08/2010	B	21,985	-131,904.72
DEUTSCHE SECURITIES	FGL ORD	24/08/2010	S	-50,000	299,500.00
DEUTSCHE SECURITIES	FGL ORD	24/08/2010	S	-100,000	599,000.00
DEUTSCHE SECURITIES	FGL ORD	24/08/2010	S	-16,848	102,224.88
DEUTSCHE SECURITIES	FGL ORD	24/08/2010	B	31,036	-187,184.32
DEUTSCHE SECURITIES	FGL ORD	24/08/2010	S	-49,999	301,039.74
DEUTSCHE SECURITIES	FGL ORD	24/08/2010	S	-147,192	886,920.12
DEUTSCHE SECURITIES	FGL ORD	24/08/2010	S	-7,457	44,833.72
DEUTSCHE SECURITIES	FGL ORD	24/08/2010	B	100,000	-599,000.00
DEUTSCHE SECURITIES	FGL ORD	24/08/2010	S	-24,063	145,410.30
DEUTSCHE SECURITIES	FGL ORD	24/08/2010	S	-35,000	208,950.00
DEUTSCHE SECURITIES	FGL ORD	24/08/2010	S	-244,030	1,461,739.70
DEUTSCHE SECURITIES	FGL ORD	24/08/2010	B	1,479	-8,859.21
DEUTSCHE SECURITIES	FGL ORD	24/08/2010	S	-1,329	7,960.71
DEUTSCHE SECURITIES	FGL ORD	24/08/2010	B	74,316	-445,152.84
DEUTSCHE SECURITIES	FGL ORD	24/08/2010	S	-519,000	3,118,203.90
DEUTSCHE SECURITIES	FGL ORD	24/08/2010	B	48,551	-294,635.70
DEUTSCHE SECURITIES	FGL ORD	24/08/2010	S	-48,551	295,127.57
DEUTSCHE SECURITIES	FGL ORD	24/08/2010	B	16	-100.16
DEUTSCHE SECURITIES	FGL ORD	24/08/2010	S	-350,103	2,191,644.78
DEUTSCHE SECURITIES	FGL ORD	24/08/2010	S	-529	3,311.54
DEUTSCHE SECURITIES	FGL ORD	24/08/2010	S	-488	3,054.88
DEUTSCHE SECURITIES	FGL ORD	24/08/2010	B	273	-1,708.98
DEUTSCHE SECURITIES	FGL ORD	24/08/2010	B	140	-876.40
DEUTSCHE SECURITIES	FGL ORD	24/08/2010	B	83	-519.58
DEUTSCHE SECURITIES	FGL ORD	24/08/2010	B	73	-456.98
DEUTSCHE SECURITIES	FGL ORD	24/08/2010	S	-21	131.46
DEUTSCHE SECURITIES	FGL ORD	24/08/2010	B	1,041	-6,516.18
DEUTSCHE SECURITIES	FGL ORD	24/08/2010	S	-1,041	6,516.66
DEUTSCHE SECURITIES	FGL ORD	24/08/2010	S	-722,670	4,341,294.90
DEUTSCHE SECURITIES	FGL ORD	24/08/2010	B	350,103	-2,191,644.78
DEUTSCHE SECURITIES	FGL ORD	24/08/2010	S	-63	384.30
DEUTSCHE SECURITIES	FGL ORD	24/08/2010	B	456	-2,854.56
DEUTSCHE SECURITIES	FGL ORD	24/08/2010	B	8,183	-49,240.68
DEUTSCHE SECURITIES	FGL ORD	24/08/2010	B	61,067	-368,592.17
DEUTSCHE SECURITIES	FGL ORD	24/08/2010	B	365,355	-2,197,585.62
DEUTSCHE SECURITIES	FGL ORD	24/08/2010	S	-164,881	990,422.67
DEUTSCHE SECURITIES	FGL ORD	24/08/2010	B	250,000	-1,525,000.00
DEUTSCHE SECURITIES	FGL ORD	24/08/2010	S	-167,081	1,003,416.98
DEUTSCHE SECURITIES	FGL ORD	24/08/2010	B	90,000	-544,500.00
DEUTSCHE SECURITIES	FGL ORD	24/08/2010	S	-250,000	1,525,000.00
DEUTSCHE SECURITIES	FGL ORD	24/08/2010	B	1,800	-10,902.00
DEUTSCHE SECURITIES	FGL ORD	24/08/2010	B	31,902	-193,770.16
DEUTSCHE SECURITIES	FGL ORD	24/08/2010	B	350,103	-2,131,211.59
DEUTSCHE SECURITIES	FGL ORD	24/08/2010	S	-365,355	2,200,539.00
DEUTSCHE SECURITIES	FGL ORD	24/08/2010	B	1,000	-6,080.00
DEUTSCHE SECURITIES	FGL ORD	25/08/2010	S	-56,787	339,586.26
DEUTSCHE SECURITIES	FGL ORD	25/08/2010	S	-206,591	1,228,982.95
DEUTSCHE SECURITIES	FGL ORD	25/08/2010	B	56,787	-339,711.26
DEUTSCHE SECURITIES	FGL ORD	25/08/2010	B	19,115	-113,579.42
DEUTSCHE SECURITIES	FGL ORD	25/08/2010	B	57,396	-341,389.02
DEUTSCHE SECURITIES	FGL ORD	25/08/2010	B	54,638	-325,253.25
DEUTSCHE SECURITIES	FGL ORD	25/08/2010	B	208,993	-1,242,617.43
DEUTSCHE SECURITIES	FGL ORD	25/08/2010	B	62,940	-374,326.52
DEUTSCHE SECURITIES	FGL ORD	25/08/2010	S	-54,638	326,104.35
DEUTSCHE SECURITIES	FGL ORD	25/08/2010	S	-36,121	214,893.98
DEUTSCHE SECURITIES	FGL ORD	25/08/2010	S	-57,396	341,007.16
DEUTSCHE SECURITIES	FGL ORD	25/08/2010	B	610,402	-3,656,307.98
DEUTSCHE SECURITIES	FGL ORD	25/08/2010	S	-213,827	1,269,116.59
DEUTSCHE SECURITIES	FGL ORD	25/08/2010	B	196	-1,164.24
DEUTSCHE SECURITIES	FGL ORD	25/08/2010	S	-4,474	26,657.43

Note: Some transactions may not be available at time of filing.

Schedule 1 to Form 605

Group Name	ASX	Stock	Trade Date	Trans Type	Trans Number	Consideration
DEUTSCHE SECURITIES	FGL	ORD	25/08/2010	B	13,964	-83,017.38
DEUTSCHE SECURITIES	FGL	ORD	25/08/2010	S	-13,321	79,546.28
DEUTSCHE SECURITIES	FGL	ORD	25/08/2010	B	10,121	-60,018.54
DEUTSCHE SECURITIES	FGL	ORD	25/08/2010	B	26,545	-158,345.69
DEUTSCHE SECURITIES	FGL	ORD	25/08/2010	B	206,591	-1,227,150.54
DEUTSCHE SECURITIES	FGL	ORD	25/08/2010	B	102,353	-607,976.82
DEUTSCHE SECURITIES	FGL	ORD	25/08/2010	S	-494,794	2,939,076.36
DEUTSCHE SECURITIES	FGL	ORD	25/08/2010	B	3,883	-23,065.02
DEUTSCHE SECURITIES	FGL	ORD	25/08/2010	S	-137,924	818,641.26
DEUTSCHE SECURITIES	FGL	ORD	25/08/2010	B	213,827	-1,270,514.15
DEUTSCHE SECURITIES	FGL	ORD	25/08/2010	B	60,493	-360,081.37
DEUTSCHE SECURITIES	FGL	ORD	25/08/2010	S	-82	487.90
DEUTSCHE SECURITIES	FGL	ORD	25/08/2010	S	-34	203.66
DEUTSCHE SECURITIES	FGL	ORD	25/08/2010	B	26	-155.74
DEUTSCHE SECURITIES	FGL	ORD	25/08/2010	B	62	-371.38
DEUTSCHE SECURITIES	FGL	ORD	25/08/2010	B	1,289	-7,713.75
DEUTSCHE SECURITIES	FGL	ORD	25/08/2010	S	-1,289	7,721.11
DEUTSCHE SECURITIES	FGL	ORD	25/08/2010	B	1	-5.99
DEUTSCHE SECURITIES	FGL	ORD	25/08/2010	S	-6,815	40,712.61
DEUTSCHE SECURITIES	FGL	ORD	25/08/2010	B	1	-5.99
DEUTSCHE SECURITIES	FGL	ORD	25/08/2010	B	137	-820.63
DEUTSCHE SECURITIES	FGL	ORD	25/08/2010	B	382	-2,288.18
DEUTSCHE SECURITIES	FGL	ORD	25/08/2010	B	231	-1,383.69
DEUTSCHE SECURITIES	FGL	ORD	25/08/2010	B	412	-2,455.52
DEUTSCHE SECURITIES	FGL	ORD	25/08/2010	B	2,000	-11,901.13
DEUTSCHE SECURITIES	FGL	ORD	25/08/2010	S	-3,708	21,961.06
DEUTSCHE SECURITIES	FGL	ORD	25/08/2010	B	2,300	-13,663.47
DEUTSCHE SECURITIES	FGL	ORD	25/08/2010	S	-102,549	609,673.76
DEUTSCHE SECURITIES	FGL	ORD	25/08/2010	S	-198,316	1,180,091.16
DEUTSCHE SECURITIES	FGL	ORD	25/08/2010	S	-208,993	1,240,673.58
DEUTSCHE SECURITIES	FGL	ORD	25/08/2010	S	-713	4,270.87
DEUTSCHE SECURITIES	FGL	ORD	25/08/2010	S	-449	2,689.51
DEUTSCHE SECURITIES	FGL	ORD	25/08/2010	B	448	-2,683.52
DEUTSCHE SECURITIES	FGL	ORD	25/08/2010	S	-7,000	41,450.00
DEUTSCHE SECURITIES	FGL	ORD	26/08/2010	S	-49,726	297,964.22
DEUTSCHE SECURITIES	FGL	ORD	26/08/2010	S	-40,631	244,649.08
DEUTSCHE SECURITIES	FGL	ORD	26/08/2010	S	-195,000	1,166,550.00
DEUTSCHE SECURITIES	FGL	ORD	26/08/2010	B	49,726	-296,864.22
DEUTSCHE SECURITIES	FGL	ORD	26/08/2010	B	40,631	-243,811.23
DEUTSCHE SECURITIES	FGL	ORD	26/08/2010	B	142,259	-850,462.12
DEUTSCHE SECURITIES	FGL	ORD	26/08/2010	B	159	-944.46
DEUTSCHE SECURITIES	FGL	ORD	26/08/2010	S	-7,426	44,473.48
DEUTSCHE SECURITIES	FGL	ORD	26/08/2010	B	150,000	-905,000.00
DEUTSCHE SECURITIES	FGL	ORD	26/08/2010	B	4,579	-27,336.63
DEUTSCHE SECURITIES	FGL	ORD	26/08/2010	B	12,924	-77,156.28
DEUTSCHE SECURITIES	FGL	ORD	26/08/2010	B	196	-1,170.12
DEUTSCHE SECURITIES	FGL	ORD	26/08/2010	B	45,536	-273,101.38
DEUTSCHE SECURITIES	FGL	ORD	26/08/2010	B	26,307	-157,452.66
DEUTSCHE SECURITIES	FGL	ORD	26/08/2010	S	-20,833	125,374.85
DEUTSCHE SECURITIES	FGL	ORD	26/08/2010	B	68,951	-410,182.60
DEUTSCHE SECURITIES	FGL	ORD	26/08/2010	S	-125	746.25
DEUTSCHE SECURITIES	FGL	ORD	26/08/2010	S	-200,000	1,192,020.00
DEUTSCHE SECURITIES	FGL	ORD	26/08/2010	B	100,000	-598,097.20
DEUTSCHE SECURITIES	FGL	ORD	26/08/2010	S	-12,348	73,717.56
DEUTSCHE SECURITIES	FGL	ORD	26/08/2010	B	1,941	-11,587.77
DEUTSCHE SECURITIES	FGL	ORD	26/08/2010	B	657	-3,922.29
DEUTSCHE SECURITIES	FGL	ORD	26/08/2010	B	200,000	-1,203,100.00
DEUTSCHE SECURITIES	FGL	ORD	26/08/2010	S	-45,536	272,470.30
DEUTSCHE SECURITIES	FGL	ORD	26/08/2010	B	139,249	-833,945.02
DEUTSCHE SECURITIES	FGL	ORD	26/08/2010	S	-63,229	379,238.96
DEUTSCHE SECURITIES	FGL	ORD	26/08/2010	S	-11	65.34
DEUTSCHE SECURITIES	FGL	ORD	26/08/2010	B	33	-196.24
DEUTSCHE SECURITIES	FGL	ORD	26/08/2010	B	5	-29.70
DEUTSCHE SECURITIES	FGL	ORD	26/08/2010	B	13	-77.22
DEUTSCHE SECURITIES	FGL	ORD	26/08/2010	B	3	-17.82
DEUTSCHE SECURITIES	FGL	ORD	26/08/2010	S	-33	196.02
DEUTSCHE SECURITIES	FGL	ORD	26/08/2010	B	2	-11.88
DEUTSCHE SECURITIES	FGL	ORD	26/08/2010	S	-63,840	385,069.89
DEUTSCHE SECURITIES	FGL	ORD	26/08/2010	B	2	-11.88
DEUTSCHE SECURITIES	FGL	ORD	26/08/2010	S	-1,095,249	6,505,779.06
DEUTSCHE SECURITIES	FGL	ORD	26/08/2010	B	8	-47.52
DEUTSCHE SECURITIES	FGL	ORD	26/08/2010	B	63,840	-381,403.93
DEUTSCHE SECURITIES	FGL	ORD	26/08/2010	S	-185,332	1,109,096.40
DEUTSCHE SECURITIES	FGL	ORD	26/08/2010	B	15,163	-90,001.50

Note: Some transactions may not be available at time of filing.

Schedule 1 to Form 605

Group Name	ASX	Stock	Trade Date	Trans Type	Trans Number	Consideration
DEUTSCHE SECURITIES	FGL	ORD	26/08/2010	S	-152,376	900,847.77
DEUTSCHE SECURITIES	FGL	ORD	26/08/2010	B	55,964	-331,813.44
DEUTSCHE SECURITIES	FGL	ORD	26/08/2010	B	337,573	-2,007,608 54
DEUTSCHE SECURITIES	FGL	ORD	26/08/2010	B	64,499	-386,871.64
DEUTSCHE SECURITIES	FGL	ORD	26/08/2010	S	-95,042	563,135.29
DEUTSCHE SECURITIES	FGL	ORD	26/08/2010	S	-39,100	232,132.00
DEUTSCHE SECURITIES	FGL	ORD	26/08/2010	S	-12,501	74,560 95
DEUTSCHE SECURITIES	FGL	ORD	26/08/2010	B	7,200	-42,860 55
DEUTSCHE SECURITIES	FGL	ORD	26/08/2010	B	151,719	-905,762.43
DEUTSCHE SECURITIES	FGL	ORD	26/08/2010	B	87,646	-523,246.62
DEUTSCHE SECURITIES	FGL	ORD	26/08/2010	B	46,083	-275,115.51
DEUTSCHE SECURITIES	FGL	ORD	26/08/2010	S	-285,448	1,704,124.56
DEUTSCHE SECURITIES	FGL	ORD	27/08/2010	B	55,769	-333,417.96
DEUTSCHE SECURITIES	FGL	ORD	27/08/2010	B	15,200	-90,719.00
DEUTSCHE SECURITIES	FGL	ORD	27/08/2010	B	58,862	-351,759.75
DEUTSCHE SECURITIES	FGL	ORD	27/08/2010	B	12	-71.76
DEUTSCHE SECURITIES	FGL	ORD	27/08/2010	S	-58,862	351,760.42
DEUTSCHE SECURITIES	FGL	ORD	27/08/2010	B	20,869	-124,775.75
DEUTSCHE SECURITIES	FGL	ORD	27/08/2010	S	-17,895	107,012.10
DEUTSCHE SECURITIES	FGL	ORD	27/08/2010	S	-10,511	62,897.17
DEUTSCHE SECURITIES	FGL	ORD	27/08/2010	S	-55,769	333,183.27
DEUTSCHE SECURITIES	FGL	ORD	27/08/2010	S	-78,456	469,344.11
DEUTSCHE SECURITIES	FGL	ORD	27/08/2010	B	5,107	-30,588.29
DEUTSCHE SECURITIES	FGL	ORD	27/08/2010	B	49,455	-295,740.90
DEUTSCHE SECURITIES	FGL	ORD	27/08/2010	S	-25,000	149,500 00
DEUTSCHE SECURITIES	FGL	ORD	27/08/2010	S	-13,162	78,893.03
DEUTSCHE SECURITIES	FGL	ORD	27/08/2010	B	7,158	-42,951.58
DEUTSCHE SECURITIES	FGL	ORD	27/08/2010	B	50,000	-300,120.00
DEUTSCHE SECURITIES	FGL	ORD	27/08/2010	B	8,903	-53,239 94
DEUTSCHE SECURITIES	FGL	ORD	27/08/2010	S	-6,510	38,929.80
DEUTSCHE SECURITIES	FGL	ORD	27/08/2010	B	6,071	-36,304.58
DEUTSCHE SECURITIES	FGL	ORD	27/08/2010	B	241	-1,441.18
DEUTSCHE SECURITIES	FGL	ORD	27/08/2010	B	120	-717.60
DEUTSCHE SECURITIES	FGL	ORD	27/08/2010	B	45,000	-269,800 02
DEUTSCHE SECURITIES	FGL	ORD	27/08/2010	B	19	-114.00
DEUTSCHE SECURITIES	FGL	ORD	27/08/2010	B	54,566	-326,508.51
DEUTSCHE SECURITIES	FGL	ORD	27/08/2010	S	-54,566	326,592.79
DEUTSCHE SECURITIES	FGL	ORD	27/08/2010	S	-74	442.70
DEUTSCHE SECURITIES	FGL	ORD	27/08/2010	S	-25,594	153,314.00
DEUTSCHE SECURITIES	FGL	ORD	27/08/2010	S	-44,953	268,823.44
DEUTSCHE SECURITIES	FGL	ORD	27/08/2010	B	6,510	-39,001.61
DEUTSCHE SECURITIES	FGL	ORD	27/08/2010	S	-121,533	727,206.86
DEUTSCHE SECURITIES	FGL	ORD	27/08/2010	B	4	-23.88
DEUTSCHE SECURITIES	FGL	ORD	27/08/2010	B	39,251	-234,774.00
DEUTSCHE SECURITIES	FGL	ORD	27/08/2010	S	-56,064	335,147.16
DEUTSCHE SECURITIES	FGL	ORD	27/08/2010	B	3,412	-20,437.88
DEUTSCHE SECURITIES	FGL	ORD	27/08/2010	B	121,533	-727,213.61
DEUTSCHE SECURITIES	FGL	ORD	27/08/2010	B	56,064	-335,147.93
DEUTSCHE SECURITIES	FGL	ORD	27/08/2010	S	-33	197.01
DEUTSCHE SECURITIES	FGL	ORD	27/08/2010	B	74	-441.78
DEUTSCHE SECURITIES	FGL	ORD	27/08/2010	B	24	-143.28
DEUTSCHE SECURITIES	FGL	ORD	27/08/2010	S	-7,473	44,688.13
DEUTSCHE SECURITIES	FGL	ORD	30/08/2010	B	51,851	-313,698.55
DEUTSCHE SECURITIES	FGL	ORD	30/08/2010	S	-15,192	91,911.60
DEUTSCHE SECURITIES	FGL	ORD	30/08/2010	S	-25,895	156,664.75
DEUTSCHE SECURITIES	FGL	ORD	30/08/2010	S	-49,455	299,202.75
DEUTSCHE SECURITIES	FGL	ORD	30/08/2010	B	126	-762 03
DEUTSCHE SECURITIES	FGL	ORD	30/08/2010	B	34,233	-206,801.42
DEUTSCHE SECURITIES	FGL	ORD	30/08/2010	S	-34,233	206,939.97
DEUTSCHE SECURITIES	FGL	ORD	30/08/2010	B	954	-5,771.70
DEUTSCHE SECURITIES	FGL	ORD	30/08/2010	B	133,803	-809,283.97
DEUTSCHE SECURITIES	FGL	ORD	30/08/2010	S	-283,107	1,712,797.35
DEUTSCHE SECURITIES	FGL	ORD	30/08/2010	S	-111	671.48
DEUTSCHE SECURITIES	FGL	ORD	30/08/2010	S	-1,265	7,653.25
DEUTSCHE SECURITIES	FGL	ORD	30/08/2010	S	-29,564	179,098 98
DEUTSCHE SECURITIES	FGL	ORD	30/08/2010	B	36,143	-218,112.16
DEUTSCHE SECURITIES	FGL	ORD	30/08/2010	B	19,364	-116,918.55
DEUTSCHE SECURITIES	FGL	ORD	30/08/2010	S	-19,456	117,039.51
DEUTSCHE SECURITIES	FGL	ORD	30/08/2010	B	18,258	-109,657.55
DEUTSCHE SECURITIES	FGL	ORD	30/08/2010	S	-225,948	1,366,985.40
DEUTSCHE SECURITIES	FGL	ORD	30/08/2010	B	572,165	-3,461,598.25
DEUTSCHE SECURITIES	FGL	ORD	30/08/2010	S	-555	3,357.75
DEUTSCHE SECURITIES	FGL	ORD	30/08/2010	B	93,252	-564,174.60
DEUTSCHE SECURITIES	FGL	ORD	30/08/2010	S	-6,071	36,729.55

Note: Some transactions may not be available at time of filing.

Schedule 1 to Form 605

Group Name	ASX	Stock	Trade Date	Trans Type	Trans Number	Consideration
DEUTSCHE SECURITIES	FGL	ORD	30/08/2010	B	39,650	-239,882.50
DEUTSCHE SECURITIES	FGL	ORD	30/08/2010	S	-39,650	239,285.77
DEUTSCHE SECURITIES	FGL	ORD	30/08/2010	B	34	-203 32
DEUTSCHE SECURITIES	FGL	ORD	30/08/2010	B	60	-358.80
DEUTSCHE SECURITIES	FGL	ORD	30/08/2010	S	-27	161.46
DEUTSCHE SECURITIES	FGL	ORD	30/08/2010	B	12	-71.76
DEUTSCHE SECURITIES	FGL	ORD	30/08/2010	B	65	-388.70
DEUTSCHE SECURITIES	FGL	ORD	30/08/2010	S	-8	47 84
DEUTSCHE SECURITIES	FGL	ORD	30/08/2010	S	-220	1,315.60
DEUTSCHE SECURITIES	FGL	ORD	30/08/2010	B	4	-23.92
DEUTSCHE SECURITIES	FGL	ORD	30/08/2010	S	-95,513	577,570.41
DEUTSCHE SECURITIES	FGL	ORD	30/08/2010	B	220	-1,315.60
DEUTSCHE SECURITIES	FGL	ORD	30/08/2010	S	-100	598.00
DEUTSCHE SECURITIES	FGL	ORD	30/08/2010	S	-85	508.30
DEUTSCHE SECURITIES	FGL	ORD	30/08/2010	B	287	-1,722.00
DEUTSCHE SECURITIES	FGL	ORD	30/08/2010	S	-133,803	807,326 07
DEUTSCHE SECURITIES	FGL	ORD	30/08/2010	B	223	-1,346.00
DEUTSCHE SECURITIES	FGL	ORD	30/08/2010	B	225,948	-1,361,952.56
DEUTSCHE SECURITIES	FGL	ORD	30/08/2010	B	106,543	-644,074 75
DEUTSCHE SECURITIES	FGL	ORD	30/08/2010	B	15,192	-91,152 00
DEUTSCHE SECURITIES	FGL	ORD	30/08/2010	B	78,452	-473,764.11
DEUTSCHE SECURITIES	FGL	ORD	30/08/2010	S	-57,637	347,695.72
DEUTSCHE SECURITIES	FGL	ORD	30/08/2010	B	95,513	-576,004.90
DEUTSCHE SECURITIES	FGL	ORD	30/08/2010	B	550	-3,300.00
DEUTSCHE SECURITIES	FGL	ORD	30/08/2010	B	283,107	-1,704,510.61
DEUTSCHE SECURITIES	FGL	ORD	31/08/2010	S	-30,000	182,400 00
DEUTSCHE SECURITIES	FGL	ORD	31/08/2010	S	-9,946	60,571.14
DEUTSCHE SECURITIES	FGL	ORD	31/08/2010	S	-15,790	96,073.59
DEUTSCHE SECURITIES	FGL	ORD	31/08/2010	S	-51,851	314,855.02
DEUTSCHE SECURITIES	FGL	ORD	31/08/2010	B	205	-1,240 25
DEUTSCHE SECURITIES	FGL	ORD	31/08/2010	S	-52,861	320,068 30
DEUTSCHE SECURITIES	FGL	ORD	31/08/2010	S	-13,054	79,398.03
DEUTSCHE SECURITIES	FGL	ORD	31/08/2010	B	607	-3,672.35
DEUTSCHE SECURITIES	FGL	ORD	31/08/2010	B	122	-739.32
DEUTSCHE SECURITIES	FGL	ORD	31/08/2010	S	-184,800	1,123,018.02
DEUTSCHE SECURITIES	FGL	ORD	31/08/2010	B	7,487	-45,371.22
DEUTSCHE SECURITIES	FGL	ORD	31/08/2010	B	38,199	-231,585.26
DEUTSCHE SECURITIES	FGL	ORD	31/08/2010	S	-9,519	57,685.14
DEUTSCHE SECURITIES	FGL	ORD	31/08/2010	S	-5,000	30,200.00
DEUTSCHE SECURITIES	FGL	ORD	31/08/2010	B	2,500	-15,150.00
DEUTSCHE SECURITIES	FGL	ORD	31/08/2010	B	9,150	-55,593.57
DEUTSCHE SECURITIES	FGL	ORD	31/08/2010	S	-12,921	78,301.26
DEUTSCHE SECURITIES	FGL	ORD	31/08/2010	S	-223,923	1,356,973.38
DEUTSCHE SECURITIES	FGL	ORD	31/08/2010	B	739,156	-4,471,893.80
DEUTSCHE SECURITIES	FGL	ORD	31/08/2010	S	-253	1,533.18
DEUTSCHE SECURITIES	FGL	ORD	31/08/2010	B	184,800	-1,119,888.00
DEUTSCHE SECURITIES	FGL	ORD	31/08/2010	S	-7,779	47,140 74
DEUTSCHE SECURITIES	FGL	ORD	31/08/2010	S	-11,275	68,326.50
DEUTSCHE SECURITIES	FGL	ORD	31/08/2010	B	421	-2,550.21
DEUTSCHE SECURITIES	FGL	ORD	31/08/2010	B	639	-3,876.67
DEUTSCHE SECURITIES	FGL	ORD	31/08/2010	S	-16	96.80
DEUTSCHE SECURITIES	FGL	ORD	31/08/2010	B	57,591	-348,425.55
DEUTSCHE SECURITIES	FGL	ORD	31/08/2010	B	9,946	-60,073.84
DEUTSCHE SECURITIES	FGL	ORD	31/08/2010	B	217,245	-1,319,759.14
DEUTSCHE SECURITIES	FGL	ORD	31/08/2010	S	-169	1,022.45
DEUTSCHE SECURITIES	FGL	ORD	31/08/2010	B	1,170	-7,088.35
DEUTSCHE SECURITIES	FGL	ORD	31/08/2010	B	121	-732.05
DEUTSCHE SECURITIES	FGL	ORD	31/08/2010	B	23	-139.15
DEUTSCHE SECURITIES	FGL	ORD	31/08/2010	S	-1,170	7,078.26
DEUTSCHE SECURITIES	FGL	ORD	31/08/2010	B	1	-6.05
DEUTSCHE SECURITIES	FGL	ORD	31/08/2010	S	-175,000	1,064,250.00
DEUTSCHE SECURITIES	FGL	ORD	31/08/2010	B	4,996	-30,377.19
DEUTSCHE SECURITIES	FGL	ORD	31/08/2010	B	62	-375.10
DEUTSCHE SECURITIES	FGL	ORD	31/08/2010	B	79,113	-480,649.22
DEUTSCHE SECURITIES	FGL	ORD	31/08/2010	B	656	-3,979.84
DEUTSCHE SECURITIES	FGL	ORD	31/08/2010	B	132,362	-804,570.15
DEUTSCHE SECURITIES	FGL	ORD	31/08/2010	S	-86,600	526,727.46
DEUTSCHE SECURITIES	FGL	ORD	31/08/2010	B	10	-60.50
DEUTSCHE SECURITIES	FGL	ORD	31/08/2010	S	-7,550	45,979.50
DEUTSCHE SECURITIES	FGL	ORD	31/08/2010	B	105,790	-643,273.47
DEUTSCHE SECURITIES	FGL	ORD	31/08/2010	S	-217,245	1,319,641.92
DEUTSCHE SECURITIES	FGL	ORD	31/08/2010	S	-132,362	804,446.71
DEUTSCHE SECURITIES	FGL	ORD	31/08/2010	S	-105,790	644,098.84
DEUTSCHE SECURITIES	FGL	ORD	31/08/2010	B	12	-72.60

Note: Some transactions may not be available at time of filing.

Schedule 1 to Form 605

Group Name	ASX Stock	Trade Date	Trans Type	Trans Number	Consideration
DEUTSCHE SECURITIES	FGL ORD	01/09/2010	S	-163,888	1,000,918.38
DEUTSCHE SECURITIES	FGL ORD	01/09/2010	S	-35,129	214,764.24
DEUTSCHE SECURITIES	FGL ORD	01/09/2010	B	75,468	-460,857.24
DEUTSCHE SECURITIES	FGL ORD	01/09/2010	S	-400	2,448.00
DEUTSCHE SECURITIES	FGL ORD	01/09/2010	S	-3,601	21,822.06
DEUTSCHE SECURITIES	FGL ORD	01/09/2010	B	235	-1,435.99
DEUTSCHE SECURITIES	FGL ORD	01/09/2010	B	163,888	-1,001,323 08
DEUTSCHE SECURITIES	FGL ORD	01/09/2010	B	6,680	-40,480.80
DEUTSCHE SECURITIES	FGL ORD	01/09/2010	B	112,116	-685,364.86
DEUTSCHE SECURITIES	FGL ORD	01/09/2010	S	-2,173	13,168.38
DEUTSCHE SECURITIES	FGL ORD	01/09/2010	B	35,129	-214,615.38
DEUTSCHE SECURITIES	FGL ORD	01/09/2010	S	-75,468	461,240.12
DEUTSCHE SECURITIES	FGL ORD	01/09/2010	S	-172,556	1,054,317.16
DEUTSCHE SECURITIES	FGL ORD	01/09/2010	B	10,800	-65,796.00
DEUTSCHE SECURITIES	FGL ORD	01/09/2010	B	3,890	-23,718.50
DEUTSCHE SECURITIES	FGL ORD	01/09/2010	S	-5,000	30,550.00
DEUTSCHE SECURITIES	FGL ORD	01/09/2010	S	-1,605	9,726.30
DEUTSCHE SECURITIES	FGL ORD	01/09/2010	B	2,748	-16,736.69
DEUTSCHE SECURITIES	FGL ORD	01/09/2010	S	-186,866	1,132,407 96
DEUTSCHE SECURITIES	FGL ORD	01/09/2010	S	-1,051	6,421.61
DEUTSCHE SECURITIES	FGL ORD	01/09/2010	S	-112,116	685,028.76
DEUTSCHE SECURITIES	FGL ORD	01/09/2010	B	71,962	-439,687.82
DEUTSCHE SECURITIES	FGL ORD	01/09/2010	B	383	-2,340.13
DEUTSCHE SECURITIES	FGL ORD	01/09/2010	B	5,323	-32,363.84
DEUTSCHE SECURITIES	FGL ORD	01/09/2010	B	22,492	-137,201.20
DEUTSCHE SECURITIES	FGL ORD	01/09/2010	S	-75,000	458,250.00
DEUTSCHE SECURITIES	FGL ORD	01/09/2010	B	7,500	-45,775.00
DEUTSCHE SECURITIES	FGL ORD	01/09/2010	B	271	-1,642 26
DEUTSCHE SECURITIES	FGL ORD	01/09/2010	S	-178	1,078.68
DEUTSCHE SECURITIES	FGL ORD	01/09/2010	B	110	-667.17
DEUTSCHE SECURITIES	FGL ORD	01/09/2010	B	18	-109.08
DEUTSCHE SECURITIES	FGL ORD	01/09/2010	S	-14	84.84
DEUTSCHE SECURITIES	FGL ORD	01/09/2010	B	7,931	-48,061 92
DEUTSCHE SECURITIES	FGL ORD	01/09/2010	S	-128	775.68
DEUTSCHE SECURITIES	FGL ORD	01/09/2010	B	9	-54.54
DEUTSCHE SECURITIES	FGL ORD	01/09/2010	B	9	-54.54
DEUTSCHE SECURITIES	FGL ORD	01/09/2010	B	6	-36 36
DEUTSCHE SECURITIES	FGL ORD	01/09/2010	S	-7,095	42,995.70
DEUTSCHE SECURITIES	FGL ORD	01/09/2010	S	-211	1,278.66
DEUTSCHE SECURITIES	FGL ORD	01/09/2010	B	9	-54.54
DEUTSCHE SECURITIES	FGL ORD	01/09/2010	B	253	-1,540.77
DEUTSCHE SECURITIES	FGL ORD	01/09/2010	B	2	-12.12
DEUTSCHE SECURITIES	FGL ORD	01/09/2010	B	26,623	-162,654.15
DEUTSCHE SECURITIES	FGL ORD	01/09/2010	S	-27,222	166,231.82
DEUTSCHE SECURITIES	FGL ORD	01/09/2010	B	11,926	-72,867.86
DEUTSCHE SECURITIES	FGL ORD	01/09/2010	S	-513	3,129.30
DEUTSCHE SECURITIES	FGL ORD	01/09/2010	B	1,511	-9,225.03
DEUTSCHE SECURITIES	FGL ORD	01/09/2010	B	978	-5,972.46
DEUTSCHE SECURITIES	FGL ORD	01/09/2010	B	386	-2,357.94
DEUTSCHE SECURITIES	FGL ORD	01/09/2010	B	25,465	-155,365 65
DEUTSCHE SECURITIES	FGL ORD	01/09/2010	S	-128,935	787,052.53
DEUTSCHE SECURITIES	FGL ORD	01/09/2010	B	160,395	-979,241.02
DEUTSCHE SECURITIES	FGL ORD	01/09/2010	S	-38,674	235,524.66
DEUTSCHE SECURITIES	FGL ORD	01/09/2010	B	453,888	-2,773,164.90
DEUTSCHE SECURITIES	FGL ORD	01/09/2010	S	-19	115.14
DEUTSCHE SECURITIES	FGL ORD	02/09/2010	S	-6	36.66
DEUTSCHE SECURITIES	FGL ORD	02/09/2010	B	5	-30.55
DEUTSCHE SECURITIES	FGL ORD	02/09/2010	B	4	-24.44
DEUTSCHE SECURITIES	FGL ORD	02/09/2010	S	-31	189.10
DEUTSCHE SECURITIES	FGL ORD	02/09/2010	B	3,200	-19,552.00
DEUTSCHE SECURITIES	FGL ORD	02/09/2010	B	44,766	-273,967.92
DEUTSCHE SECURITIES	FGL ORD	02/09/2010	B	128,904	-787,513.97
DEUTSCHE SECURITIES	FGL ORD	02/09/2010	S	-14,190	86,693.52
DEUTSCHE SECURITIES	FGL ORD	02/09/2010	B	25	-152.75
DEUTSCHE SECURITIES	FGL ORD	02/09/2010	S	-193,816	1,182,261 14
DEUTSCHE SECURITIES	FGL ORD	02/09/2010	B	43	-262.73
DEUTSCHE SECURITIES	FGL ORD	02/09/2010	S	-146,448	893,332.80
DEUTSCHE SECURITIES	FGL ORD	02/09/2010	B	6,139	-37,450.45
DEUTSCHE SECURITIES	FGL ORD	02/09/2010	S	-75,947	464,795.64
DEUTSCHE SECURITIES	FGL ORD	02/09/2010	S	-60,000	365,430.00
DEUTSCHE SECURITIES	FGL ORD	02/09/2010	B	2,500	-15,275.00
DEUTSCHE SECURITIES	FGL ORD	02/09/2010	B	1,449	-8,903.09
DEUTSCHE SECURITIES	FGL ORD	02/09/2010	B	84	-513.24
DEUTSCHE SECURITIES	FGL ORD	02/09/2010	S	-6,212	38,043.53

Note: Some transactions may not be available at time of filing.

Schedule 1 to Form 605

Group Name	ASX	Stock	Trade Date	Trans Type	Trans Number	Consideration
DEUTSCHE SECURITIES	FGL	ORD	02/09/2010	S	-183,064	1,118,521.04
DEUTSCHE SECURITIES	FGL	ORD	02/09/2010	S	-400	2,440.00
DEUTSCHE SECURITIES	FGL	ORD	02/09/2010	S	-120,367	734,340.33
DEUTSCHE SECURITIES	FGL	ORD	02/09/2010	S	-1,889	11,522 90
DEUTSCHE SECURITIES	FGL	ORD	02/09/2010	B	10,700	-65,275.35
DEUTSCHE SECURITIES	FGL	ORD	02/09/2010	B	4,402	-26,940.24
DEUTSCHE SECURITIES	FGL	ORD	02/09/2010	S	-8,000	48,880.00
DEUTSCHE SECURITIES	FGL	ORD	02/09/2010	S	-171,548	1,046,610.17
DEUTSCHE SECURITIES	FGL	ORD	02/09/2010	B	5,875	-36,072.50
DEUTSCHE SECURITIES	FGL	ORD	02/09/2010	B	565,198	-3,447,707.80
DEUTSCHE SECURITIES	FGL	ORD	02/09/2010	S	-22,383	137,431.62
DEUTSCHE SECURITIES	FGL	ORD	02/09/2010	S	-122	745.42
DEUTSCHE SECURITIES	FGL	ORD	02/09/2010	B	86	-525.46
DEUTSCHE SECURITIES	FGL	ORD	02/09/2010	S	-519	3,171.09
DEUTSCHE SECURITIES	FGL	ORD	02/09/2010	B	17	-103.87
DEUTSCHE SECURITIES	FGL	ORD	02/09/2010	S	-1	6.11
DEUTSCHE SECURITIES	FGL	ORD	02/09/2010	B	129	-788.19
DEUTSCHE SECURITIES	FGL	ORD	02/09/2010	B	36,459	-222,911.20
DEUTSCHE SECURITIES	FGL	ORD	02/09/2010	S	-15,000	91,650.00
DEUTSCHE SECURITIES	FGL	ORD	02/09/2010	B	98,178	-601,649.21
DEUTSCHE SECURITIES	FGL	ORD	02/09/2010	B	23,600	-144,199 00
DEUTSCHE SECURITIES	FGL	ORD	02/09/2010	B	261	-1,596.45
DEUTSCHE SECURITIES	FGL	ORD	02/09/2010	B	51,183	-312,523.40
DEUTSCHE SECURITIES	FGL	ORD	02/09/2010	S	-5,875	35,938.94
DEUTSCHE SECURITIES	FGL	ORD	02/09/2010	B	171,548	-1,047,176.84
DEUTSCHE SECURITIES	FGL	ORD	02/09/2010	B	18,076	-110,625 12
DEUTSCHE SECURITIES	FGL	ORD	02/09/2010	S	-18,076	110,620.16
DEUTSCHE SECURITIES	FGL	ORD	02/09/2010	B	146,448	-895,532.84
DEUTSCHE SECURITIES	FGL	ORD	02/09/2010	S	-98,178	599,064.81
DEUTSCHE SECURITIES	FGL	ORD	02/09/2010	B	7,739	-47,282.51
DEUTSCHE SECURITIES	FGL	ORD	02/09/2010	B	193,816	-1,185,273.52
DEUTSCHE SECURITIES	FGL	ORD	02/09/2010	S	-36,459	222,611.31
DEUTSCHE SECURITIES	FGL	ORD	03/09/2010	S	-140,390	852,464.74
DEUTSCHE SECURITIES	FGL	ORD	03/09/2010	B	48,405	-293,877.14
DEUTSCHE SECURITIES	FGL	ORD	03/09/2010	S	-2,400	14,592.00
DEUTSCHE SECURITIES	FGL	ORD	03/09/2010	B	2,000	-12,160.00
DEUTSCHE SECURITIES	FGL	ORD	03/09/2010	S	-456	2,781.60
DEUTSCHE SECURITIES	FGL	ORD	03/09/2010	S	-59	359.90
DEUTSCHE SECURITIES	FGL	ORD	03/09/2010	S	-78	475 80
DEUTSCHE SECURITIES	FGL	ORD	03/09/2010	S	-46	280.60
DEUTSCHE SECURITIES	FGL	ORD	03/09/2010	B	43	-262.30
DEUTSCHE SECURITIES	FGL	ORD	03/09/2010	B	12	-73.20
DEUTSCHE SECURITIES	FGL	ORD	03/09/2010	S	-151	921.10
DEUTSCHE SECURITIES	FGL	ORD	03/09/2010	S	-386	2,343.02
DEUTSCHE SECURITIES	FGL	ORD	03/09/2010	B	21,073	-127,369.43
DEUTSCHE SECURITIES	FGL	ORD	03/09/2010	B	4,697	-28,510.79
DEUTSCHE SECURITIES	FGL	ORD	03/09/2010	B	11	-67.10
DEUTSCHE SECURITIES	FGL	ORD	03/09/2010	B	50,000	-304,500.00
DEUTSCHE SECURITIES	FGL	ORD	03/09/2010	S	-50,000	300,945.00
DEUTSCHE SECURITIES	FGL	ORD	03/09/2010	B	7,838	-47,345.44
DEUTSCHE SECURITIES	FGL	ORD	03/09/2010	S	-5,538	33,472.23
DEUTSCHE SECURITIES	FGL	ORD	03/09/2010	B	286,233	-1,737,434.31
DEUTSCHE SECURITIES	FGL	ORD	03/09/2010	S	-45,694	277,362.58
DEUTSCHE SECURITIES	FGL	ORD	03/09/2010	S	-47,457	288,063.99
DEUTSCHE SECURITIES	FGL	ORD	03/09/2010	S	-30,000	182,100.00
DEUTSCHE SECURITIES	FGL	ORD	03/09/2010	S	-50,000	303,500.00
DEUTSCHE SECURITIES	FGL	ORD	03/09/2010	S	-118,513	719,373.91
DEUTSCHE SECURITIES	FGL	ORD	03/09/2010	S	-674	4,091.18
DEUTSCHE SECURITIES	FGL	ORD	03/09/2010	S	-8	48.80
DEUTSCHE SECURITIES	FGL	ORD	03/09/2010	S	-1,284	7,796.10
DEUTSCHE SECURITIES	FGL	ORD	03/09/2010	S	-8	48.80
DEUTSCHE SECURITIES	FGL	ORD	03/09/2010	B	11,200	-67,541.00
DEUTSCHE SECURITIES	FGL	ORD	03/09/2010	B	63,667	-385,528.29
DEUTSCHE SECURITIES	FGL	ORD	03/09/2010	S	-5,000	30,150.00
DEUTSCHE SECURITIES	FGL	ORD	03/09/2010	S	-63,667	385,502.36
DEUTSCHE SECURITIES	FGL	ORD	03/09/2010	B	7,200	-43,416.00
DEUTSCHE SECURITIES	FGL	ORD	03/09/2010	B	140,390	-851,492.65
DEUTSCHE SECURITIES	FGL	ORD	03/09/2010	S	-8	48.80
DEUTSCHE SECURITIES	FGL	ORD	03/09/2010	B	96,443	-584,269.05
DEUTSCHE SECURITIES	FGL	ORD	03/09/2010	S	-22,383	134,745.66
DEUTSCHE SECURITIES	FGL	ORD	03/09/2010	B	5,000	-30,100 00
DEUTSCHE SECURITIES	FGL	ORD	03/09/2010	B	118,513	-719,129 83
DEUTSCHE SECURITIES	FGL	ORD	03/09/2010	B	195,219	-1,183,910.69
DEUTSCHE SECURITIES	FGL	ORD	03/09/2010	S	-11,660	70,343.00

Note: Some transactions may not be available at time of filing.

Schedule 1 to Form 605

Group Name	ASX	Stock	Trade Date	Trans Type	Trans Number	Consideration
DEUTSCHE SECURITIES	FGL	ORD	03/09/2010	S	-18,179	109,619.37
DEUTSCHE SECURITIES	FGL	ORD	03/09/2010	B	34,053	-205,532.06
DEUTSCHE SECURITIES	FGL	ORD	03/09/2010	S	-6	36.60
DEUTSCHE SECURITIES	FGL	ORD	03/09/2010	S	-2	12.20
DEUTSCHE SECURITIES	FGL	ORD	03/09/2010	S	-8	48.80
DEUTSCHE SECURITIES	FGL	ORD	03/09/2010	S	-9,666	58,745.28
DEUTSCHE SECURITIES	FGL	ORD	03/09/2010	S	-96,443	584,913.23
DEUTSCHE SECURITIES	FGL	ORD	03/09/2010	S	-78,929	478,323.99
DEUTSCHE SECURITIES	FGL	ORD	03/09/2010	B	78,929	-478,591.55
DEUTSCHE SECURITIES	FGL	ORD	03/09/2010	B	838	-5,111.80
DEUTSCHE SECURITIES	FGL	ORD	06/09/2010	B	3,300	-19,998.00
DEUTSCHE SECURITIES	FGL	ORD	06/09/2010	B	58,200	-355,450.68
DEUTSCHE SECURITIES	FGL	ORD	06/09/2010	B	31	-188.17
DEUTSCHE SECURITIES	FGL	ORD	06/09/2010	S	-126	766.90
DEUTSCHE SECURITIES	FGL	ORD	06/09/2010	S	-50	303.50
DEUTSCHE SECURITIES	FGL	ORD	06/09/2010	B	11,074	-67,551.40
DEUTSCHE SECURITIES	FGL	ORD	06/09/2010	S	-72,101	438,073.16
DEUTSCHE SECURITIES	FGL	ORD	06/09/2010	B	1,230	-7,493.24
DEUTSCHE SECURITIES	FGL	ORD	06/09/2010	S	-8,124	49,469.47
DEUTSCHE SECURITIES	FGL	ORD	06/09/2010	S	-11,074	67,440.66
DEUTSCHE SECURITIES	FGL	ORD	06/09/2010	B	3,325	-20,249.25
DEUTSCHE SECURITIES	FGL	ORD	06/09/2010	S	-181,170	1,103,325.30
DEUTSCHE SECURITIES	FGL	ORD	06/09/2010	B	481,528	-2,932,505.52
DEUTSCHE SECURITIES	FGL	ORD	06/09/2010	B	5,258	-32,000.19
DEUTSCHE SECURITIES	FGL	ORD	06/09/2010	S	-2,000	12,200.00
DEUTSCHE SECURITIES	FGL	ORD	06/09/2010	B	150,758	-916,156.37
DEUTSCHE SECURITIES	FGL	ORD	06/09/2010	B	19	-115.33
DEUTSCHE SECURITIES	FGL	ORD	06/09/2010	B	108,540	-660,841.60
DEUTSCHE SECURITIES	FGL	ORD	06/09/2010	S	-13	78.91
DEUTSCHE SECURITIES	FGL	ORD	06/09/2010	B	181,170	-1,102,049.35
DEUTSCHE SECURITIES	FGL	ORD	06/09/2010	S	-13	78.91
DEUTSCHE SECURITIES	FGL	ORD	06/09/2010	S	-13	78.91
DEUTSCHE SECURITIES	FGL	ORD	06/09/2010	B	128,505	-782,175.12
DEUTSCHE SECURITIES	FGL	ORD	06/09/2010	S	-559,001	3,393,471.47
DEUTSCHE SECURITIES	FGL	ORD	06/09/2010	B	945	-5,759.71
DEUTSCHE SECURITIES	FGL	ORD	06/09/2010	S	-3,037	18,441.83
DEUTSCHE SECURITIES	FGL	ORD	06/09/2010	B	124,341	-756,460.62
DEUTSCHE SECURITIES	FGL	ORD	06/09/2010	B	140,660	-855,117.53
DEUTSCHE SECURITIES	FGL	ORD	06/09/2010	B	132,252	-803,932.15
DEUTSCHE SECURITIES	FGL	ORD	06/09/2010	S	-140,660	855,834.92
DEUTSCHE SECURITIES	FGL	ORD	06/09/2010	S	-87,920	534,554.39
DEUTSCHE SECURITIES	FGL	ORD	06/09/2010	S	-9	54.63
DEUTSCHE SECURITIES	FGL	ORD	06/09/2010	S	-132,252	805,414.68
DEUTSCHE SECURITIES	FGL	ORD	06/09/2010	S	-4	24.28
DEUTSCHE SECURITIES	FGL	ORD	06/09/2010	S	-2	12.14
DEUTSCHE SECURITIES	FGL	ORD	06/09/2010	B	76	-461.32
DEUTSCHE SECURITIES	FGL	ORD	06/09/2010	B	5,130	-31,208.83
DEUTSCHE SECURITIES	FGL	ORD	06/09/2010	B	72,101	-438,095.11
DEUTSCHE SECURITIES	FGL	ORD	06/09/2010	S	-128,505	781,913.17
DEUTSCHE SECURITIES	FGL	ORD	07/09/2010	S	-1,912	11,628.96
DEUTSCHE SECURITIES	FGL	ORD	07/09/2010	S	-22,153	134,690.24
DEUTSCHE SECURITIES	FGL	ORD	07/09/2010	S	-719,254	4,380,256.86
DEUTSCHE SECURITIES	FGL	ORD	07/09/2010	B	221,453	-1,345,179.74
DEUTSCHE SECURITIES	FGL	ORD	07/09/2010	B	400	-2,428.00
DEUTSCHE SECURITIES	FGL	ORD	07/09/2010	B	112,508	-683,811.25
DEUTSCHE SECURITIES	FGL	ORD	07/09/2010	S	-660	4,012.80
DEUTSCHE SECURITIES	FGL	ORD	07/09/2010	S	-34,053	206,894.18
DEUTSCHE SECURITIES	FGL	ORD	07/09/2010	S	-132,049	801,553.88
DEUTSCHE SECURITIES	FGL	ORD	07/09/2010	B	2,495	-15,170.85
DEUTSCHE SECURITIES	FGL	ORD	07/09/2010	S	-61,083	370,773.81
DEUTSCHE SECURITIES	FGL	ORD	07/09/2010	B	22,153	-134,468.71
DEUTSCHE SECURITIES	FGL	ORD	07/09/2010	B	1,357	-8,236.99
DEUTSCHE SECURITIES	FGL	ORD	07/09/2010	B	43,658	-265,004.06
DEUTSCHE SECURITIES	FGL	ORD	07/09/2010	S	-55,431	336,466.17
DEUTSCHE SECURITIES	FGL	ORD	07/09/2010	B	449,135	-2,726,249.45
DEUTSCHE SECURITIES	FGL	ORD	07/09/2010	S	-136,145	826,582.78
DEUTSCHE SECURITIES	FGL	ORD	07/09/2010	S	-2,794	16,986.12
DEUTSCHE SECURITIES	FGL	ORD	07/09/2010	B	280	-1,701.14
DEUTSCHE SECURITIES	FGL	ORD	07/09/2010	S	-221,453	1,344,699.76
DEUTSCHE SECURITIES	FGL	ORD	07/09/2010	S	-107,886	654,868.02
DEUTSCHE SECURITIES	FGL	ORD	07/09/2010	B	2,362	-14,348.68

Note: Some transactions may not be available at time of filing.

Schedule 1 to Form 605

Group Name	ASX	Stock	Trade Date	Trans Type	Trans Number	Consideration
DEUTSCHE SECURITIES	FGL	ORD	07/09/2010	S	-112,508	683,484.29
DEUTSCHE SECURITIES	FGL	ORD	07/09/2010	B	34	-207.06
DEUTSCHE SECURITIES	FGL	ORD	07/09/2010	S	-2,012	12,253 08
DEUTSCHE SECURITIES	FGL	ORD	07/09/2010	B	40	-243 60
DEUTSCHE SECURITIES	FGL	ORD	07/09/2010	B	1,986	-12,094.74
DEUTSCHE SECURITIES	FGL	ORD	07/09/2010	B	94	-572.46
DEUTSCHE SECURITIES	FGL	ORD	07/09/2010	B	210	-1,278.90
DEUTSCHE SECURITIES	FGL	ORD	07/09/2010	B	355	-2,161 95
DEUTSCHE SECURITIES	FGL	ORD	07/09/2010	B	592	-3,605.28
DEUTSCHE SECURITIES	FGL	ORD	07/09/2010	S	-57	347.13
DEUTSCHE SECURITIES	FGL	ORD	07/09/2010	B	687	-4,183.83
DEUTSCHE SECURITIES	FGL	ORD	07/09/2010	B	107,886	-655,882.95
DEUTSCHE SECURITIES	FGL	ORD	07/09/2010	S	-686	4,177 74
DEUTSCHE SECURITIES	FGL	ORD	07/09/2010	B	1,050	-6,383.76
DEUTSCHE SECURITIES	FGL	ORD	07/09/2010	S	-38,556	234,152.63
DEUTSCHE SECURITIES	FGL	ORD	07/09/2010	B	51,521	-313,700.86
DEUTSCHE SECURITIES	FGL	ORD	07/09/2010	S	-11,369	69,105.53
DEUTSCHE SECURITIES	FGL	ORD	07/09/2010	B	136,145	-827,164.73
DEUTSCHE SECURITIES	FGL	ORD	07/09/2010	S	-1,171	7,131.39
DEUTSCHE SECURITIES	FGL	ORD	07/09/2010	B	132,049	-803,197.33
DEUTSCHE SECURITIES	FGL	ORD	08/09/2010	S	-43,754	277,779 56
DEUTSCHE SECURITIES	FGL	ORD	08/09/2010	B	7,813	-49,612 55
DEUTSCHE SECURITIES	FGL	ORD	08/09/2010	B	1,000	-6,380.00
DEUTSCHE SECURITIES	FGL	ORD	08/09/2010	S	-152,937	969,863.61
DEUTSCHE SECURITIES	FGL	ORD	08/09/2010	S	-151	958.11
DEUTSCHE SECURITIES	FGL	ORD	08/09/2010	S	-874,677	5,564,938.05
DEUTSCHE SECURITIES	FGL	ORD	08/09/2010	S	-2,714,711	17,220,429.40
DEUTSCHE SECURITIES	FGL	ORD	08/09/2010	S	-2	12.70
DEUTSCHE SECURITIES	FGL	ORD	08/09/2010	B	874,677	-5,563,764.90
DEUTSCHE SECURITIES	FGL	ORD	08/09/2010	S	-5,982,849	37,941,377.89
DEUTSCHE SECURITIES	FGL	ORD	08/09/2010	S	-50,000	319,360.00
DEUTSCHE SECURITIES	FGL	ORD	08/09/2010	B	1	-6.33
DEUTSCHE SECURITIES	FGL	ORD	08/09/2010	B	16,202	-103,085.23
DEUTSCHE SECURITIES	FGL	ORD	08/09/2010	S	-97,425	619,452.85
DEUTSCHE SECURITIES	FGL	ORD	08/09/2010	S	-5,762,849	36,550,869.78
DEUTSCHE SECURITIES	FGL	ORD	08/09/2010	S	-898	5,693.32
DEUTSCHE SECURITIES	FGL	ORD	08/09/2010	B	45,921	-291,139.14
DEUTSCHE SECURITIES	FGL	ORD	08/09/2010	B	767	-4,847.44
DEUTSCHE SECURITIES	FGL	ORD	08/09/2010	B	5,982,849	-37,941,269.78
DEUTSCHE SECURITIES	FGL	ORD	08/09/2010	S	-43,658	277,010.01
DEUTSCHE SECURITIES	FGL	ORD	08/09/2010	B	43,754	-279,440.18
DEUTSCHE SECURITIES	FGL	ORD	08/09/2010	S	-102,714	655,559.30
DEUTSCHE SECURITIES	FGL	ORD	08/09/2010	S	-3,000	19,200.00
DEUTSCHE SECURITIES	FGL	ORD	08/09/2010	S	-5,500	35,085.00
DEUTSCHE SECURITIES	FGL	ORD	08/09/2010	S	-83,450	532,793.79
DEUTSCHE SECURITIES	FGL	ORD	08/09/2010	B	3,000	-19,200.00
DEUTSCHE SECURITIES	FGL	ORD	08/09/2010	B	1,794	-11,481 60
DEUTSCHE SECURITIES	FGL	ORD	08/09/2010	S	-7,813	50,003.20
DEUTSCHE SECURITIES	FGL	ORD	08/09/2010	S	-596	3,814.40
DEUTSCHE SECURITIES	FGL	ORD	08/09/2010	S	-16,413	104,115.87
DEUTSCHE SECURITIES	FGL	ORD	08/09/2010	B	152,937	-971,541.66
DEUTSCHE SECURITIES	FGL	ORD	08/09/2010	S	-14,796	94,550.68
DEUTSCHE SECURITIES	FGL	ORD	08/09/2010	B	49,990	-318,800.18
DEUTSCHE SECURITIES	FGL	ORD	08/09/2010	B	81,971	-522,113 97
DEUTSCHE SECURITIES	FGL	ORD	08/09/2010	B	186,657	-1,189,135.65
DEUTSCHE SECURITIES	FGL	ORD	08/09/2010	B	210,127	-1,339,951.70
DEUTSCHE SECURITIES	FGL	ORD	08/09/2010	B	26,271	-167,275.34
DEUTSCHE SECURITIES	FGL	ORD	08/09/2010	S	-190,665	1,211,575.64
DEUTSCHE SECURITIES	FGL	ORD	08/09/2010	B	190,665	-1,212,555.36
DEUTSCHE SECURITIES	FGL	ORD	08/09/2010	S	-20,000	127,400.00
DEUTSCHE SECURITIES	FGL	ORD	08/09/2010	B	2,714,711	-17,221,551.18
DEUTSCHE SECURITIES	FGL	ORD	08/09/2010	S	-210,127	1,334,159 65
DEUTSCHE SECURITIES	FGL	ORD	08/09/2010	S	-154,720	983,974.65
DEUTSCHE SECURITIES	FGL	ORD	08/09/2010	B	170,174	-1,086,317.87
DEUTSCHE SECURITIES	FGL	ORD	08/09/2010	S	-11,133	70,791.88
DEUTSCHE SECURITIES	FGL	ORD	08/09/2010	S	-105,000	672,250.00
DEUTSCHE SECURITIES	FGL	ORD	08/09/2010	B	93,187	-590,805.58
DEUTSCHE SECURITIES	FGL	Changes in relevant interest arising from options over			2,370,053 shares	
DEUTSCHE BANK LONDON	FGL	ORD	25/08/2010	S	-12,706	75,435.90
DEUTSCHE BANK LONDON	FGL	ORD	31/08/2010	B	736	-4,462.39
DEUTSCHE BANK LONDON	FGL	ORD	31/08/2010	B	6,078	-36,832.68
DEUTSCHE BANK LONDON	FGL	ORD	01/09/2010	B	-298	1,805.88
DEUTSCHE BANK LONDON	FGL	ORD	01/09/2010	B	298	-1,805.88
DEUTSCHE BANK LONDON	FGL	ORD	02/09/2010	B	-4,873	29,725.30

Note: Some transactions may not be available at time of filing.


FOSTER'S
GROUP

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"2010 Annual Report"

Released: 17 September 2010

Pages: 1
(Including this page)
Please note that the Foster's Group Limited 2010 Annual Report is 120 pages long. This is too large to fax. A copy of the report will be mailed to you as soon as practicable.

The 2010 Annual Report has been lodged with the Australian Securities Exchange and is available on the Foster's Website www.fostersgroup.com

FILE NO: 082-01711

If you would prefer to receive this notification by email please reply to
jane.jamieson@fostersgroup.com *or*
Ph: +61 3 8626 2105


FOSTER'S
GROUP

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"2010 Business Review"

Released: 17 September 2010

Pages: 1
(including this page)
Please note that the Foster's Group Limited 2010 Business Review is 30 coloured pages long. A copy of the report will be mailed to you as soon as practicable.

The 2010 Business Review has been lodged with the Australian Securities Exchange and is available on the Foster's Website www.fostersgroup.com

FILE NO: 082-01711

If you would prefer to receive this notification by email please reply to
jane.jamieson@fostersgroup.com or
Ph: +61 3 8626 2105


FOSTER'S
GROUP

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"2010 Notice of Meeting"

Released: 17 September 2010

Pages: 11
(including this page)

FILE NO: 082-01711

If you would prefer to receive this notification by email please reply to *jane.jamieson@fostersgroup.com or*
Ph: +61 3 8626 2105


FOSTER'S
GROUP

17 September 2010

Company Announcements Office
Australian Securities Exchange Limited
Level 1, 20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam,

Re: 2010 Notice of Meeting

In accordance with Listing Rule 3.17, attached is a copy of the 2010 Notice of Annual General Meeting, Proxy Form and a Questions from Shareholders form to be sent to shareholders.

Yours faithfully,

Robert Dudfield
Assistant Company Secretary

FOSTER'S GROUP
77 Southbank Boulevard Southbank Victoria 3006 Australia GPO Box 753 Melbourne Victoria 3001
Tel 61 3 8626 2000 Fax 61 3 8626 2002 Foster's Group Limited ABN 49 007 620 886 www.fostersgroup.com


FOSTER'S
GROUP

Foster's Group Limited
ABN 49 007 620 886

Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting of shareholders of Foster's Group Limited will be held at the Palladium at Crown, Level 1, 8 Whiteman Street, Southbank, Victoria, Australia on Tuesday 26 October 2010 at 10.30 a.m.

Business:

Accounts

To consider the financial report and the reports of the Directors and of the Auditors for the financial year ended 30 June 2010.

Resolutions

1. **Re-election of Director**

   Mr D A Crawford retires by rotation in accordance with the Company's Constitution and, being eligible, offers himself for re-election.

   Information regarding Mr Crawford can be found in the accompanying Explanatory Notes.

Special Business:

2. **Amendment to Shareholder Dividend Provisions of the Constitution**

   To consider and, if thought fit, pass the following resolution as a special resolution:

   Amendment to specific Rules:

   That the constitution of Foster's Group Limited be amended as follows:

   (a) in Rule 3.3(a)(iii), replacing the word "profits" with the word "dividends";

   (b) in Rule 3.3(a)(viii), replacing the word "profits" with the words "an amount";

   (c) in Rule 10.2(a), after the words "will include all dividends declared," inserting the words "or determined";

   (d) in Rule 19.1(a), after the words "The directors may," inserting the words "declare or,";

   (e) in Rule 19.1(b):

   i. after the words "rescind the payment of", deleting the word "the" and replacing it with the word "a"; and

   ii. before the words "at any time before the Company's Securities are quoted on ASX", inserting the words "that the directors have determined (but not declared)";

   (f) in Rule 19.3(a), deleting all of the existing wording and replacing it with a new Rule 19.3(a) which reads, "A determination by the directors as to the financial position of the Company and the amount available to be paid by way of dividends is conclusive evidence of the amount so available.";

   (g) adding a new Rule 19.3(e) which reads "To the extent permitted by law, the directors may resolve to pay a dividend out of any available account (including the capital of the Company).";

   (h) in Rule 19.6(a), replacing the words "profit and loss" with the words "retained earnings"; and

   (i) in Rule 21, deleting the words "before declaring any dividend" and "not to divide".

3. **Approval of the participation of Mr Ian Johnston, Chief Executive Officer of the Company, in the Foster's Long Term Incentive Plan - 2010 offer**

   To consider and, if thought fit, pass the following resolution as an ordinary resolution:

   'That the Company approve the acquisition of rights over a maximum of 487,700 ordinary shares in the Company by Mr I Johnston, the Chief Executive Officer, under the Foster's Long Term Incentive Plan upon the terms set out in the Explanatory Notes.'

4. **Adoption of the Remuneration Report for the year ended 30 June 2010**

   To consider and put to a non-binding vote the following resolution:

   'That the Remuneration Report of the Company, as contained in the Directors' Report, for the year ended 30 June 2010 be adopted.'

By Order of the Board

Paul Conroy
Secretary
Melbourne, 7 September 2010

Information for Shareholders

Shareholders who are entitled to vote

The Board has determined that for the purposes of voting at the meeting, shareholders will be taken to be those recorded in the Company's register of members as at 7.00 p.m. (Melbourne time) on Sunday 24 October 2010.

Proxy Votes

A shareholder entitled to attend and vote at the meeting may appoint a proxy. The person appointed as a proxy may be an individual or a body corporate. If entitled to cast two or more votes, the shareholder may appoint one or two proxies.

Where two proxies are appointed, each proxy may be appointed to represent a specific proportion of the shareholder's voting rights. If the proportion is not specified, each proxy may exercise half of the shareholder's voting rights. Fractional votes will be disregarded.

Please read carefully the instructions on the Proxy Form and consider how you wish to direct the proxy to vote on your behalf. You may direct the proxy to vote "for", "against" or "abstain" from voting on each resolution or you may leave the decision to the appointed proxy after discussion at the meeting.

A proxy need not be a shareholder of the Company.

The Proxy Form must be signed by the shareholder or the shareholder's attorney. Proxies given by corporations must be signed in accordance with the corporation's constituent documents, or as authorised by the Corporations Act.

To be valid, the Proxy Form must be lodged by 10.30 a.m. (Melbourne time) on Sunday 24 October 2010 by one of the following methods:

(a) by mail or in person at the registered office of the Company or the office of the Company's Share Registry:

Computershare Investor Services Pty Limited
GPO Box 242, Melbourne, Victoria 3001;

or

Yarra Falls, 452 Johnston Street,
Abbotsford, Victoria 3067, Australia;

(b) by facsimile to the Company's Share Registry on 1800 783 447 (within Australia), +61 3 9473 2555 (outside Australia); or

(c) electronically, either via:
www.investorvote.com.au using the details printed on your personalised Proxy Form, or
www.fostersgroup.com and clicking on 'AGM Proxy', or
www.intermediaryonline.com for Custodian Voting (subscribers only).

If the Proxy Form is executed under a power of attorney that has not been noted by the Company, the power of attorney must accompany the Proxy Form.

In the case of joint shareholders, the names of all joint shareholders should be shown and all joint shareholders should sign the Proxy Form.

Corporations

A corporation that is a shareholder or a proxy may elect to appoint a representative in accordance with the Corporations Act, in which case the Company will require written proof of the representative's appointment, which must be lodged with or presented to the Company before the meeting.

Voting Restrictions

In accordance with the ASX Listing Rules, any vote cast on Resolution 3 by any of the Directors or their associates (including any undirected proxies held by Directors other than the person chairing the meeting) will be disregarded, provided that it will not be disregarded if:

- it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the Proxy Form; or
- it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.

Annual Report – Online

Foster's Annual Report for the year ended 30 June 2010 is available on the Company's website at www.fostersgroup.com

Explanatory Notes

RESOLUTION 1

Re-election of Mr D A Crawford as a Director

Mr David A Crawford AO, B.Com., LLB, FCA, FCPA is a non-executive Director and has been a member of the Board since August 2001 and has been Chairman since November 2007. He is 66 years of age. Mr Crawford is a Director of BHP Billiton Limited and Chairman of Lend Lease Corporation Limited. Until December 2007, Mr Crawford was a Director of Westpac Banking Corporation.

Mr Crawford has extensive experience in risk management and business reorganisation, having worked with governments and major corporations. He is a former partner and National Chairman of KPMG and is on the Advisory Boards of Allens Arthur Robinson and Bank of America Merrill Lynch Australia.

Mr Crawford is the Chairperson of the Succession Committee and a member of the Human Resources Committee.

Mr Crawford is considered by the Board to be an independent Director.

An assessment of the performance of Mr Crawford has been conducted in the context of his skills, experience, knowledge, understanding of Foster's businesses and the diversity represented on the Board. Further to that assessment, the Directors make the recommendation below.

Directors' Recommendation

The Directors (other than Mr Crawford who abstained because of his interest in the resolution) have resolved to recommend that shareholders vote in favour of the re-election of Mr Crawford. The Chairman intends to vote undirected proxies in favour of this resolution.

RESOLUTION 2

Amendment to Shareholder Dividend Provisions of the Constitution

Amendments are proposed to the Company's constitution to reflect changes made to the Corporations Act on 28 June 2010 that have changed the circumstances in which companies are able to pay dividends to shareholders.

In the past, a Company has only been able to pay dividends out of profits, whether earned in that year or retained from past years.

The recent changes to the law remove the limitation on a company only paying dividends out of profits. This change to the law has been made recognising the increasing volatility of company profitability resulting from changes in treatments under Australian Accounting Standards. In particular, the Government expressed concern that the many non-cash expenses that companies are now required to recognise in their financial statements, impede the ability of a company to pay dividends under the profits test, notwithstanding that those non-cash expenses do not affect the company's financial ability to pay the dividend.

Accordingly, the changes to the Corporations Act now allow a company to pay a dividend where:

(a) the company's assets exceed its liabilities immediately before the dividend is declared and the excess is sufficient for the payment of the proposed dividend;

(b) the payment of the dividend is fair and reasonable to shareholders as a whole; and

(c) the payment of the dividend will not materially prejudice the company's ability to pay its creditors.

For the purpose of the new section, assets and liabilities are calculated in accordance with accounting standards in force at the relevant time.

As the Company's constitution currently only allows dividends to be paid out of profits, the Board proposes that amendments be made to the constitution to provide future flexibility to the Board to pay dividends in the circumstances permitted by law.

Additionally, in order to ensure that the Company is able to comply with requirements under the new test as set out in paragraph (a) above, the Company proposes to amend the constitution to provide it with the ability to declare a dividend.

As a result of the amendments to the shareholder dividend provisions, the Company has proposed certain other consequential amendments to the constitution.

Directors' Recommendation

The Directors recommend that shareholders vote in favour of this resolution. The Chairman intends to vote undirected proxies in favour of this resolution.

Explanatory Notes continued

RESOLUTION 3

Approval of the participation of Mr Ian Johnston, Chief Executive Officer of the Company, in the Foster's Long Term Incentive Plan - 2010 offer

Under ASX Listing Rule 10.14, a Director of the Company may only acquire shares under an employee share plan where such participation is approved by ordinary resolution of the Company in general meeting. Therefore, Mr Johnston's participation in the Foster's Long Term Incentive Plan (LTIP) is subject to receiving shareholder approval at this Meeting.

Approval is sought for the participation of Mr Johnston in LTIP in respect of the 2010/11 financial year (**2010 offer**) on substantially the same terms as offers will be made to other senior executives of the Group.

Approval is also sought under section 200B of the Corporations Act to any cash payment that may be made in the event of cessation of Mr Johnston's employment in certain circumstances before the Awards vest. Recent changes to the Corporations Act mean that any such payment will be treated as a termination benefit.

A brief overview of the details of the proposed grant is set out below. Further details of Mr Johnston's remuneration package are set out in the Remuneration Report on pages 14 to 35 of the Company's Annual Report.

Maximum entitlement under 2010 offer

Subject to shareholder approval, Mr Johnston will be granted a maximum of 487,700 performance awards (**Awards**) in respect of the 2010 offer.

Each Award entitles Mr Johnston, upon vesting, to one fully paid ordinary share in the Company.

This number has been calculated on the basis of 150% of one year's total remuneration and a share price of $5.84, being the weighted average of Foster's share price for the one month period up to and including 23 August 2010.

Date of grant of performance awards

If shareholder approval is obtained, the Awards will be granted to Mr Johnston shortly after the meeting.

Performance condition/s

Vesting of the 2010 Grant is subject to performance against three measures:

- Group Total Shareholder Return (TSR)
- Carlton & United Breweries Earnings Before Interest and Tax (CUB EBITS)
- Treasury Wine Estates Return on Capital Employed (TWE ROCE)

Each of the measures are assessed as follows :

	Weighting	Maximum number of Awards	Threshold * (0% vests)	Target * (50% of maximum vests)	Maximum * (100% of maximum vests)
TSR	*50%*	*243,850*	*Compound Annual Growth Rate of 6%*	*Compound Annual Growth Rate of 10.5%*	*Compound Annual Growth Rate of 15%*
CUB EBITS	*25%*	*121,925*	*Aligned with internal long-term planning targets*		
TWE ROCE	*25%*	*121,925*	*Aligned with internal long-term planning targets*		

Achievement between threshold and target and target and maximum will result in pro rata vesting

What is the performance period?

The total performance period is approximately 3¼ years. For the 2010 grant:

- the performance period for the Group TSR is measured over the period commencing with the one month following the 2010 announcement of results (being 25 August to 24 September 2010) and ending one month after the 2012 results announcement (expected to be at the end of August 2013); and
- the performance periods for the CUB EBITS and TWE ROCE measures of the grant commence on 1 July 2010 and end on 30 June 2013.

(The **Performance Periods**).

Explanatory Notes continued

Price payable on grant or vesting

No amount will be payable in respect of the grant or upon vesting of the Awards.

Are there any restrictions on the trading of the shares once vested?

In general, shares allocated on vesting of the Awards will not be subject to additional trading restrictions on dealing (aside from complying with the Foster's Share Trading Policy).

However, Mr Johnston may elect up-front that the shares allocated to him upon satisfaction of the performance condition/s will be subject to a restriction on dealing for a period of three (3) years from the end of the Performance Period (**Restriction Period**). If Mr Johnston made this election, unless he ceases employment earlier, he would not be able to sell, transfer or deal with his shares until 30 September 2016.

The Board may lift this restriction on trading in securities upon application by an executive in exceptional circumstances only.

Cessation of employment

If Mr Johnston ceases employment before the Awards vest by reason of:

- resignation, termination for cause or termination in circumstances the Board determines are related to his performance, all unvested Awards will lapse; and
- redundancy, ill health, death or other circumstances acceptable to the Board, all Awards lapse. However, the Board has indicated that, in these circumstances, it intends to exercise its discretion to make a cash payment to Mr Johnston having regard to the portion of the Performance Periods that have elapsed and the degree to which the performance condition/s have been achieved.

If Mr Johnston elects for his shares to be subject to a further restriction following vesting of his Awards, and ceases employment during the Restriction Period, the restriction on his shares will be lifted and he will be entitled to deal in the shares (subject to any trading restrictions).

Other information (including for the purposes of section 200E of the Corporations Act)

Mr Johnston is the only director entitled to acquire Awards.

The value of any cash payment to which Mr Johnston may become entitled on ceasing employment before Awards vest cannot currently be ascertained.

The circumstances that may affect the cash payment to which he becomes entitled include:

- the performance against the performance condition at the time employment ceases;
- the fraction of the performance period that has elapsed at the time employment ceases; and
- the value of the Awards that lapse on cessation of employment.

If shareholder approval of Mr Johnston's participation in LTIP is not obtained, relating to his participation in LTIP, the Company will provide Mr Johnston with a cash benefit that will place him, insofar as possible, in the same after tax financial position as he would have been had he participated in LTIP.

Directors' Recommendation

The Directors (other than Mr Johnston) recommend that shareholders vote in favour of this resolution. The Chairman intends to vote undirected proxies in favour of this resolution.

Explanatory Notes continued

RESOLUTION 4

Adoption of the Remuneration Report

Consistent with section 250R of the Corporations Act, shareholders are asked to consider and adopt by way of a non-binding resolution the Remuneration Report for the year ended 30 June 2010. At the meeting there will be a reasonable opportunity for discussion of the report.

The Remuneration Report is a distinct section of the annual Directors' Report which deals with the remuneration of Directors and executives of the Company. The Remuneration Report can be located in the Company's Annual Report on pages 14 to 35. It is also available on Foster's website at www.fostersgroup.com

The Remuneration Report includes:

- an explanation of the Board's policies in relation to the nature and level of remuneration of Directors and executives;
- a discussion of the link between executives' remuneration and the Company's performance; and
- details of any element of the remuneration of Directors and executives that is dependent upon the satisfaction of a performance condition.

Directors' Recommendation

The Directors recommend that shareholders vote in favour of this resolution. The Directors acknowledge however that they have a personal interest in some aspects of the Remuneration Report. The Chairman intends to vote undirected proxies in favour of this resolution.


Yarra River
CROWN
Annual General Meeting
Palladium at Crown, Level 1,
8 Whiteman Street,
Southbank, Victoria, Australia
Tuesday 26 October 2010, at
10.30 a.m.

FOSTER'S GROUP LIMITED

ABN 49 007 620 886

Lodge your proxy:



Online:
www.investorvote.com.au



By Mail:
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
Victoria 3001 Australia

Alternatively you can fax your form to
(within Australia) 1800 783 447
(outside Australia) +61 3 9473 2555

For Intermediary Online subscribers only
(custodians) www.intermediaryonline.com

For all enquiries call:
(within Australia) 1300 134 708
(outside Australia) +61 3 9415 4022

000001 000 FGL
MR SAM SAMPLE
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

Proxy Form

For your vote to be effective it must be received by 10.30am (Melbourne time) Sunday 24 October 2010

How to Vote on Items of Business

All your securities will be voted in accordance with your directions.

Appointment of Proxy

Voting 100% of your holding: Direct your proxy how to vote by marking one of the boxes opposite each item of business. If you do not mark a box your proxy may vote as they choose. If you mark more than one box on an item your vote will be invalid on that item.

Voting a portion of your holding: Indicate a portion of your voting rights by inserting the percentage or number of securities you wish to vote in the For, Against or Abstain box or boxes. The sum of the votes cast must not exceed your voting entitlement or 100%.

Appointing a second proxy: You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you appoint two proxies you must specify the percentage of votes or number of securities for each proxy, otherwise each proxy may exercise half of the votes. When appointing a second proxy write both names and the percentage of votes or number of securities for each in Step 1 overleaf.

A proxy need not be a securityholder of the Company.

Signing Instructions for Postal Forms

Individual: Where the holding is in one name, the securityholder must sign.
Joint Holding: Where the holding is in more than one name, all of the securityholders should sign.
Power of Attorney: If you have not already lodged the Power of Attorney with the registry, please attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies: Where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please sign in the appropriate place to indicate the office held.

Attending the Meeting

Bring this form to assist registration. If a representative of a corporate securityholder or proxy is to attend the meeting you will need to provide the appropriate "Appointment of Corporate Representative" form prior to admission. A form may be obtained from Computershare or online at www.investorcentre.com under the information tab, "Downloadable Forms'.



TO LODGE YOUR PROXY ONLINE, SIMPLY VISIT:
www.investorvote.com.au



PLEASE NOTE: For security reasons it is important that you keep your SRN/HIN confidential.

Your secure access information is:

Control Number: 999999

SRN/HIN: I9999999999

IF YOU DO NOT LODGE YOUR PROXY ONLINE, please turn over to complete the form →

MR SAM SAMPLE
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

Change of address. If incorrect, mark this box and make the correction in the space to the left. Securityholders sponsored by a broker (reference number commences with 'X') should advise your broker of any changes. Please note, you cannot change ownership of your securities using this form.



I 9999999999 IND

Proxy Form

Please mark X to indicate your directions

STEP 1 APPOINT A PROXY TO VOTE ON YOUR BEHALF

XX

I/We being a member/s of Foster's Group Limited hereby appoint

☐ **the Chairman of the Meeting** **OR** ______________________

Please leave this box blank if you have selected the Chairman of the Meeting. Do not insert your own name(s).

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Foster's Group Limited to be held at the Palladium at Crown, Level 1, 8 Whiteman Street, Southbank, Victoria, Australia on Tuesday 26 October 2010 at 10.30am and at any adjournment of that meeting.

☐ **IMPORTANT: FOR ITEM 3 BELOW:** If the Chairman of the Meeting is your nominated proxy, or may be appointed by default, and you have not directed your proxy how to vote on Item 3 below, please place a mark in this box. By marking this box you acknowledge that the Chairman of the Meeting may exercise your proxy even if he has an interest in the outcome of the item and that votes cast by him, other than as proxy holder, would be disregarded because of that interest. The Chairman of the Meeting intends to vote undirected proxies in favour of Item 3. If you do not mark this box, and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on Item 3 and your votes will not be counted in computing the required majority if a poll is called on this item.

STEP 2 ITEMS OF BUSINESS

*** PLEASE NOTE:** If you mark the **Abstain** box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or a poll and your votes will not be counted in computing the required majority on a poll.

		For	Against	Abstain*
1	Re-election of Mr D A Crawford as a Director	☐	☐	☐
2	Amendment to Shareholder Dividend Provisions of the Constitution	☐	☐	☐
3	Approval of the participation of Mr Ian Johnston, Chief Executive Officer of the Company, in the Foster's Long Term Incentive Plan - 2010 offer	☐	☐	☐
4	Adoption of the Remuneration Report for the year ended 30 June 2010	☐	☐	☐

The Chairman of the Meeting intends to vote undirected proxies in favour of each item of business.
In accordance with the ASX Listing Rules, Directors other than the Chairman of the Meeting will not vote any undirected proxies in respect of Item 3.

118053_010APB

SIGN SIGNATURE OF SECURITYHOLDER(S)

This section must be completed.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact Name ______________ Contact Daytime Telephone ______________ Date __ / __ /


FOSTER'S
GROUP

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
Victoria 3001 Australia

Questions from Shareholders

The Annual General Meeting (AGM) of Foster's Group Limited will be held on Tuesday 26 October 2010 at the Palladium at Crown, Level 1, 8 Whiteman Street, Southbank, Victoria, Australia at 10:30am. Shareholders are invited to register questions in advance of the AGM.

This form may also be used to submit a written question to the auditor if the question is relevant to the content of the auditor's report or the conduct of the audit of the financial report to be considered at the AGM.

In the course of the AGM we intend to respond to as many of the more frequently asked questions as is practicable. Responses to the more frequently asked questions will be available on the Foster's website after the AGM.

Shareholder questions must be received by Tuesday 19 October 2010. Please return the form to our Share Registry, Computershare Investor Services Pty Ltd, GPO Box 242, Melbourne Victoria 3001 or by facsimile to 1800 783 447 (within Australia) +61 3 9473 2555 (outside Australia). The envelope provided for the return of your proxy form may also be used for this purpose. Alternatively, you may email your questions to **shareholderquestions@fostersgroup.com.** If emailing please include your name and Securityholder Reference Number (SRN) or Holder Identification Number (HIN).

Shareholder's Name

Securityholder Reference Number (SRN) I

or

Holder Identification Number (HIN) X

Question/s

Please tick ✔ if it is a question directed to the Auditor

1 .... ☐

2 .... ☐

3 .... ☐

4 .... ☐

118053_0100PA

FOSTER'S GROUP LIMITED
ABN 49 007 620 886


FOSTER'S
GROUP

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"Resignation of CFO Angus McKay"

Released: 2 September 2010

Pages: 2
(including this page)

FILE NO: 082-01711

If you would prefer to receive this notification by email please reply to
jane.jamieson@fostersgroup.com or
Ph: +61 3 8626 2105


FOSTER'S
GROUP

2 September 2010

RESIGNATION OF CFO ANGUS MCKAY

Foster's Group Limited (Foster's) today announced that Angus McKay, Chief Financial Officer has submitted his resignation and will depart Foster's towards the end of this year.

Angus joined Foster's in 2004 from Fonterra Australia and was Finance Director, Foster's Australia, Asia and Pacific, before taking up the CFO role in January 2008.

"Angus has made a big contribution to Foster's since joining the company in 2004", said Foster's Chief Executive Officer, Ian Johnston. "As Finance Director for our Australian beer and wine business and later, Group CFO, Angus has played an important role over last six years and we wish him success in his new position."

Angus leaves to take up the role of Chief Financial Officer for Asciano Limited. A selection process is now underway for Angus' replacement.

Further information:

Media

Troy Hey
Tel: +61 3 8626 2085
Mob: +61 409 709 126

Investors

Ian Betts
Tel: +61 3 8626 2273
Mob: +61 400 532 466

****
*** TX REPORT ***
****

TRANSMISSION OK

TX/RX NO	4797
CONNECTION TEL	001512027729207
SUBADDRESS	
CONNECTION ID	SEC CORP FIN
ST. TIME	02/09 09:01
USAGE T	00'43
PGS. SENT	2
RESULT	OK


FOSTER'S
GROUP

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"Resignation of CFO Angus McKay"

Released: 2 September 2010

Pages: 2
(including this page)

FILE NO: 082-01711

If you would prefer to receive this notification by email please reply to


FOSTER'S
GROUP

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"Appendix 3Z - Final Director's Interest Notice"

Released: 2 September 2010

Pages: 3

(including this page)

FILE NO: 082-01711

If you would prefer to receive this notification by email please reply to
sarina.seymour@fostersgroup.com or
Ph: +61 3 8626 2772

FOSTER'S GROUP
77 Southbank Boulevard Southbank Victoria 3006 Australia GPO Box 753 Melbourne Victoria 3001
Tel 61 3 9633 2000 Fax 61 3 9633 2002 Foster's Group Limited ABN 49 007 620 886 www.fostersgroup.com

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Foster's Group Limited
ABN	49 007 620 886

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Christine Nixon
Date of last notice	6 April 2010
Date that director ceased to be director	31 August 2010

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Nil

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**
N/A	

Part 3 – Director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

Dated: 2 September 2010

+ See chapter 19 for defined terms.

FOSTER'S
GROUP

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"Appendix 3B"

Released: 2 September 2010

Pages: 8

(including this page)

FILE NO: 082-01711

If you would prefer to receive this notification by email please reply to *sarina.seymour@fostersgroup.com* or
Ph: +61 3 8626 2772

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Foster's Group Limited

ABN

49 007 620 886

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	13,601
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Ordinary

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Rank Equally
5	Issue price or consideration	Pursuant to participation in the Foster's Long Term Incentive Plan the shares were issued at nil consideration.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued in respect of the Foster's Long Term Incentive Plan for a participant in the 2004 and 2006 offers.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1 September 2010

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,930,446,283	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	786,510	Partly Paid Ordinary Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Ordinary Dividends

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	N/A

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 2 September 2010
Assistant Company Secretary

Print name: Robert Keith Dudfield

== == == == ==

+ See chapter 19 for defined terms.